HAMPTON ROADS BANKSHARES


BANK OF HAMPTON ROADS

2006 ANNUAL REPORT

HAMPTON ROADS BANKSHARES



AVERAGE ASSETS
(dollars in millions)
$500
$400
$300
$200
$100
$265.5
$301.1
$324.5
$382.8
$432.7
2002
2003
2004
2005
2006



NET INCOME
(dollars in thousands)
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$3,298
$4,023
$4,134
$5,507
$6,036
2002
2003
2004
2005
2006



AVERAGE DEPOSITS
(dollars in millions)
$400
$350
$300
$250
$200
$150
$100
$218.4
$243.2
$260.1
$302.2
$333.2
2002
2003
2004
2005
2006



AVERAGE LOANS
(dollars in millions)
$350
$300
$250
$200
$150
$100
$194.5
$207.9
$236.1
$288.0
$325.5
2002
2003
2004
2005
2006



BOOK VALUE PER SHARE
$7.50
$6.50
$5.50
$4.50
$3.50
$5.07
$5.22
$5.41
$5.96
$6.84
2002
2003
2004
2005
2006

TABLE OF CONTENTS

The photograph on page 3 provided by Nauticus, all other location photographs by Glenn Bashaw.

DEAR SHAREHOLDER

As I write this letter, I am reflecting upon the fact that it was nearly twenty years ago today that we celebrated the sale of our first share of Bank of Hampton Roads common stock. From that point forward, every significant business decision made by our company has been influenced by the effect it would have on our shareholders and their respective investment. I am very proud of the manner in which our company has always put our shareholders first and of the way we have consistently shared our success with you.

2006 was another great year for Hampton Roads Bankshares and more importantly, for our stockholders. We celebrated our nineteenth consecutive year of record earnings and watched our balance sheet grow to new levels.

Our net income for the year was a record $6,035,539, an increase of 10% over 2005. I am extremely proud that we were able to increase earnings at this rate considering that our net income increased 33% in 2005 and that the economic environment and other factors affecting our 2006 financial results were quite different from any other recent year. Our financial performance reflected our ability to manage the increased expenses relating to the move of our corporate headquarters to the Dominion Tower in late 2005 as well as the costs related to the renovation and improvements to several of our branch locations.

In consideration of the company's strong financial performance in 2006 and the tax advantaged status of dividend payments, our board of directors increased the cash dividend 11% to an annualized rate of $0.40 per share. In addition, the board increased the frequency of cash dividend payments to quarterly from semi-annually beginning with the payment made on December 15, 2006. Since 1992, our company has paid twenty-one dividends to shareholders totaling $23,518,848 or 53% of our total net income.

Our return on average assets for 2006 was very strong at 1.39%. This was the fourteenth year in a row that our return on average assets exceeded 1.20%, which is the benchmark and high standard we have set for our company.

Total assets increased 16% during 2006 to a new high of $476,299,468. Asset growth was driven by a record $89,714,226 or 31% increase in our loan portfolio. Our total loans ended the year at an all-time high of $375,044,161. Deposits increased 11% during 2006 to end the year at a record $363,261,329; $97,559,421 or 27% of our total deposits are in the form of non-interest bearing demand deposit accounts and provide a low-cost source of funding for loans and other investments.

2006 was another great year for Hampton Roads Bankshares and more importantly, for our stockholders. We celebrated our nineteenth consecutive year of record earnings and watched our balance sheet grow to new levels.

Our deposit mix is highly favorable and helps to consistently keep our net interest margin above that of our peer group. On December 31, 2006, our net interest margin was 5.20%, 99 basis points higher than our peer average of 4.21% as reported by the FFIEC in the Uniform Bank Performance Report. Because of competition for deposits and the increased cost of funding loans,



net interest margins are facing pressure throughout the industry. Managing this ratio has always been our primary focus and will be of utmost importance to us in 2007.

Bank of Hampton Roads has been extremely successful at attracting core deposits through our large network of seventeen branch offices, all staffed with friendly, service-oriented people. We continue to have more full-service branch locations serving Southside Hampton Roads than any other bank headquartered in our market. Our newest offices, Dominion Tower and Great Bridge, which both opened for business in 2005, experienced the highest levels of growth in 2006. Together those offices brought in $30,858,049 in new deposits.

In 2007, the bank will open an office in one of Hampton Roads' most sought after residential and commercial developments – Chesapeake's Edinburgh. Our site is a prime outparcel located in the Edinburgh Commons North Shopping Center, which is anchored by Target and fronts the highly traveled Chesapeake Expressway. Edinburgh features a mix of national and specialty retailers, restaurants and services and is the largest retail center between the Greenbrier area of Chesapeake and the Outer Banks of North Carolina. Neighboring the retail development is the prestigious Edinburgh residential area. It will be the site of this year's Homearama, our area's annual showcase of custom built homes.

Speaking of Homearama, our bank provided construction financing for four of the fifteen homes on display at the event held last October in the Pitchkettle Farms subdivision in Suffolk.



Bank of Hampton Roads has been extremely successful at attracting core deposits through our large network of seventeen branch offices, all staffed with friendly, service-oriented people.

Visitors to "our homes" were greeted by Bank of Hampton Roads welcome mats at each doorway and were provided with information about our new Home Equity Lines of Credit. With nearly 100,000 visitors per year, we thought Homearama was the perfect venue to introduce this competitive new product, which features an interest rate of prime minus 1/2%, no closing costs and interest only payments. The product has proven to be a very good source of new loans for us.

Hampton Roads Bankshares common stock settled into a new home on August 3, 2006 on the NASDAQ Capital Market under our existing symbol HMPR. NASDAQ is the nation's largest electronic stock market and is home to companies that are leaders across all areas of business. Our primary objectives for listing our stock on NASDAQ were to provide greater visibility for our shares and to introduce our company to investors and analysts outside of our market. Our objectives were met almost instantaneously with increased trading volume in our stock as well as invitations for us to participate in investor conferences in New York and Atlanta. I am pleased to report that the investment community has responded favorably to our stock thus far.

On December 1, 2006, Hampton Roads Bankshares was selected for inclusion in the America's Community Bankers NASDAQ Index, ticker symbol ACBQ. The index sets the benchmark for community bank performance and we are truly honored to be a part of it.

Just prior to listing our shares on NASDAQ, we raised approximately $19 million in new capital through a fully subscribed rights offering of 670,000 shares and a fully subscribed public offering of 1,179,200 shares of common stock. Although the increased capital and higher number of outstanding shares has a short-term impact on some of our financial reports and ratios, it provides for an increased legal lending limit and gives us the ability to easily grow and expand our franchise.

HMPR
NASDAQ
LISTED

Hampton Roads is a vibrant market full of opportunity for future growth. Virginia Beach is the fastest growing city on the East Coast and the largest city in the state, and we are diligently working to secure property for at least two to three more branch locations there. Downtown Norfolk is the preeminent business center of our region and is a city of big plans. New businesses in the downtown area will employ approximately 1,600 new workers by the end of 2007, and plans are underway for at least five new high-rise buildings and surrounding mixed-use developments. These new residents and employees will all be located within walking distance of our two downtown Norfolk locations. This spring, a new multi-million dollar cruise terminal will open just around the corner from us in downtown Norfolk. The facility is slated to become an East Coast gateway to Bermuda, the Bahamas, the Caribbean, New England and Canada.

In addition to our strong and ever-growing tourism industry, increased defense spending will help ensure that the Hampton Roads economy remains strong. The 2008 defense budget includes nearly $3 billion for the construction of a new aircraft carrier, the Gerald R. Ford, and $2.5 billion was provided for work on an attack submarine. Both of these enormous projects will be handled at a local ship yard.

The most vital component of our continued success is the people we have in place to serve you and our thousands of customers. We have a conscientious and career-oriented staff. Many of them are stockholders like you and I, and they work everyday to protect and nurture the value of our investments. Our employees believe in and follow our simple motto of "Treat others like you want to be treated yourself." Their doing so is essential to our success and is a discerning factor that sets us apart from our competition.

We also have a talented board of directors at the helm of our organization and they are committed to helping our company grow and even further succeed. In 2006, four new members joined our board: Douglas J. Glenn, Robert R. Kinser, Jordan E. Slone and Roland Carroll Smith, Sr. Each of these gentlemen is well-respected and active in the business community, and they are considered among the best in their particular fields of business.

When we diversified our board, we had to be mindful of the many layers of corporate governance and regulation applicable to



our industry and the increased responsibility it places on a director. In today's world, it is necessary for a director to be able to comprehend complex laws and regulations such as the Sarbanes-Oxley Act, the Patriot Act, and the Gramm-Leach Bliley Act among many others. The new board members were not only selected based upon their good character and judgment, but also upon their ability to deal with these issues.

Bank of Hampton Roads will celebrate its twentieth anniversary on December 8, 2007, and we have every intention of declaring this another banner year for our organization. Our Edinburgh office will open for business in the coming months and we also hope to secure additional Virginia Beach locations in the near future. At this early point in the year, loan demand looks promising for 2007. We have increased our lending staff with the addition of three new well-known lenders. Collectively, they have nearly 70 years of banking experience and have formed relationships with many customers along the way.

Competition is the greatest challenge faced by any business and we are no exception. You can help us achieve our goals by always giving us the first opportunity to meet your banking needs as well as referring your friends and business associates to us. When you do business with us, you can ENJOY BANKING while helping your company and investment grow.

I express my thanks to our Board of Directors, Regional Board Members, employees, shareholders, and customers for the contributions each of you has made to our extraordinary success. I am very proud of our company and all of those who consistently make it so successful.

Very truly yours,

Jack W. Gibson
President & Chief Executive Officer

Hampton Roads is a vibrant market full of opportunity for future growth. Virginia Beach is the fastest growing city on the East Coast and the largest city in the state, and we are diligently working to secure property for at least two to three more branch locations there.

SELECTED FINANCIAL DATA

Years Ended December 31,

(Dollars in thousands except per share data)	**2006**	2005	2004	2003	2002
Operating Results:					
Interest income	**$ 30,021**	$ 24,558	$ 18,068	$ 17,469	$ 17,344
Interest expense	**9,123**	5,869	3,911	4,417	5,413
Net interest income	**20,898**	18,689	14,157	13,052	11,931
Provision for loan losses	**180**	486	926	370	1,100
Noninterest income	**3,398**	3,214	3,791	3,410	3,371
Noninterest expense	**14,946**	13,040	10,794	9,983	9,207
Income taxes	**3,134**	2,870	2,140	2,086	1,697
Income before cumulative effect of change in accounting principle	**6,036**	5,507	4,088	4,023	3,298
Cumulative effect of change in accounting principle, net	**—**	—	46	—	—
Net income	**$ 6,036**	$ 5,507	$ 4,134	$ 4,023	$ 3,298
Per Share Data:					
Basic earnings after change in accounting principle	**$ 0.66**	$ 0.68	$ 0.52	$ 0.52	$ 0.43
Diluted earnings after change in accounting principle	**0.65**	0.66	0.50	0.50	0.42
Book value	**6.84**	5.96	5.41	5.22	5.07
Basic weighted average shares outstanding	**9,092,980**	8,137,244	7,973,844	7,805,231	7,606,446
Diluted weighted average shares outstanding	**9,275,788**	8,407,821	8,236,169	7,994,251	7,782,466
Shares outstanding at year-end	**10,251,336**	8,242,822	8,059,528	7,908,708	7,707,744
Year-End Balances:					
Assets	**$ 476,299**	$ 409,517	$ 344,969	$ 316,473	$ 298,714
Overnight funds sold	**9,524**	18,294	7,294	10,038	33,105
Loans	**375,044**	285,330	275,190	210,775	203,184
Investment securities	**59,545**	73,826	38,995	72,046	45,055
Deposits	**363,261**	327,447	275,115	257,433	243,874
Shareholders' equity	**70,163**	49,131	43,626	41,314	39,111
Average Balances:					
Assets	**$ 432,716**	$ 382,821	$ 324,485	$ 301,073	$ 265,532
Overnight funds sold	**4,558**	7,132	6,509	10,179	10,517
Loans	**325,506**	287,979	236,082	207,853	194,503
Investment securities	**67,130**	52,706	57,455	61,705	41,574
Deposits	**333,242**	302,167	260,110	243,177	218,387
Shareholders' equity	**57,640**	44,855	41,960	39,311	36,499
Ratios:					
Return on average assets	**1.39%**	1.44%	1.27%	1.34%	1.24%
Return on average equity	**10.47**	12.28	9.85	10.23	9.04
Average equity to average assets	**13.32**	11.72	12.93	13.06	13.75
Allowance for loan losses to year-end loans	**1.04**	1.26	1.12	1.40	1.40
Net interest margin	**5.20**	5.26	4.71	4.65	4.83
Dividend payout ratio	**75.76**	52.94	63.46	80.77	60.47
Efficiency ratio	**61.52**	59.54	60.14	60.64	60.17

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

Introduction and Financial Overview

Hampton Roads Bankshares, Inc. (the "Company") is a $476 million financial services holding company that provides a variety of commercial banking, investment and mortgage services in the Southeastern portion of Virginia known as South Hampton Roads. The Company's bank subsidiary is Bank of Hampton Roads (the "Bank"). In 2005, the Company relocated its headquarters from Chesapeake, Virginia to downtown Norfolk, Virginia. The move gives the Company greater visibility and recognition in the region it serves. The former headquarters building remains a primary source of the Company's commercial and real estate lending activities. In addition to the Bank, the Company owns Hampton Roads Investments, Inc. ("HRI"). This subsidiary provides clients with a variety of securities and insurance products. The Company also has a minority investment in a mortgage company, Tidewater Home Funding, LLC ("THF").

2006 was another year of growth for the Company. The Company achieved record net income in 2006 of $6.04 million or $0.65 per diluted share, a 9.59% increase over 2005 earnings of $5.51 million, or $0.66 per diluted share. The record earnings performance extended the Company's string of record performances to 19 consecutive years. Earnings per share comparisons reflect the issuance of 1,849,200 shares of common stock through fully subscribed rights and public offerings in the third quarter of 2006. Book value per share increased from $5.96 at year-end 2005 to $6.84 at year-end 2006 largely due to the shares issued during the offerings at $10.90 per share.

Profitability, as measured by return on average assets, remained strong in 2006, but decreased to 1.39% compared to 1.44% in 2005 as a result of higher costs of funding loan growth in a rising interest rate environment. Return on average shareholders' equity decreased to 10.47% in 2006 compared to 12.28% in 2005 as a result of an increase in average equity of $12.78 million.

The net income increase in 2006 was driven by an 11.82% increase in net interest income. Net interest income is somewhat comparable to the gross profit margin of other companies. It is the difference between interest income and interest expense. Net interest income rose in 2006 because of an increase in average earning assets (loans, securities, and other investments) and increases in interest rates. The increase in net interest income occurred in spite of the compressed net interest spread caused by increased cost of funds. In general, net interest income in 2006 benefited from greater volume at higher prices.

Also contributing to the 2006 increase in net income was a $306,000 reduction in the provision for loan losses from 2005. The reduction was the result of strong loan recoveries and low loan charge-offs in 2006 resulting in a net recovery of $133,446. In spite of the reduction in the provision for loan losses in 2006, the Company determined the allowance for loan losses was sufficient to absorb incurred losses on existing loans that may become uncollectible. The allowance for loan losses as a percentage of total loans was 1.04% in 2006 compared to 1.26% in 2005.

The benefits of higher net interest income and a lower provision for loan losses were offset partially by increases in noninterest, or overhead, expenses, which rose 14.61% in 2006. Salaries and employee benefits and occupancy expenses contributed the majority of the increase.

As previously noted, the Company's growth played a role in the net income increase in 2006. Total assets at year-end 2006 were $476 million, or 16.31% higher than at year-end 2005. The growth in assets was fueled by vibrant loan growth during the year, with total loans increasing $89.71 million, or 31.44%, to $375.04 million at December 31, 2006. Average loans increased 13.03% in 2006 over 2005. As loan growth outpaced deposit growth, the Company funded new loans with an increase in capital, proceeds from maturities of investment securities, a reduction in overnight funds sold and increased Federal Home Loan Bank borrowings.

The Company historically has upheld a strong capital position. The Company maintained its well-capitalized position with a total risk-based capital ratio of 18.44% at December 31, 2006, compared to 16.59% at December 31, 2005. At year-end 2006, shareholders' equity represented 14.73% of total assets. The Company increased dividends paid to shareholders by 38.89% to $0.50 per share from $0.36 per share in 2005. In the fourth quarter of 2006, the Company paid a quarterly dividend in addition to the semi-annual dividends paid in the first and third quarters of 2006.

The following discussion provides additional information about the important factors affecting the consolidated results of operations, financial condition, capital resources and liquidity of the Company. In addition to identifying trends and material changes that occurred during the reporting periods, this report depicts the consistent success achieved by the organization. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and accompanying notes appearing elsewhere in this report.

Results of Operations

Net Interest Income

Net interest income, the principal source of income for the Company, represents interest and fees earned from lending and investment activities less the interest paid to fund these activities. The following influences may significantly impact net interest income and net interest margin:

- Variations in the volume and mix of interest earning assets and interest bearing liabilities;
- Changes in the yields earned and rates paid; and
- The level of noninterest bearing liabilities available to support earning assets.

Table 1 presents the average interest earning assets and average interest bearing liabilities, the average yields earned on such assets and rates paid on such liabilities, and the net interest margin for the indicated periods. The variance in interest income and expense caused by differences in average balances and rates is shown in **Table 2**.

Net interest income increased 11.82% in 2006 to $20.90 million, or $2.21 million over the 2005 total. The increase in net interest income during 2006 was attained by strong increases in the average balance of interest earning assets, most notably in average loans, which increased 13.03% in 2006. Interest rates also were a factor in net interest income and the net interest margin in 2006. The Federal Reserve increased its discount rate and targeted Federal Funds rate 25 basis points four times in 2006 for a cumulative increase in the rates of 1.00%. As the targeted Federal Funds rate rose in 2006, the yields on all categories of average earning assets rose as did the rates paid on all categories of interest bearing liabilities. The average yield on interest earning assets increased from 6.92% in 2005 to 7.47% in 2006 and the average rate paid on interest bearing liabilities increased from 2.51% in 2005 to 3.37% in 2006. These changes in average yield and rate produced a net interest spread which compressed from 4.41% in 2005 to 4.10% in 2006. Net interest income in 2005 increased $4.53 million, or 32.01%, over the 2004 amount. The increase in net interest income during 2005 was attributable to growth in average interest earning assets, a shift in the mix of interest earning assets and higher rates on those assets, and a change in the mix of funding sources experienced during the year.

Net interest margin, which is calculated by expressing net interest income as a percentage of average interest earning assets, is an indicator of effectiveness in generating income from earning assets. The Company's net interest margin was 5.20% in 2006, as compared to 5.26% in 2005 and 4.71% in 2004. The net interest margin decreased slightly in 2006 due to the higher cost of funding loan growth. The net interest margin was affected positively in 2005 by a shift in the mix of interest earning assets from 2004.

Interest income from loans, including loan fees, accelerated to $26.83 million for the year 2006, an increase of $4.49 million over 2005. During 2006, average loans increased $37.53 million, or 13.03%, while the average interest yield increased 48 basis points. New loan production was strong throughout 2006. At December 31, 2006, approximately 49.73% of the loan portfolio consisted of variable rate loans, compared with 49.88% and 49.27% at December 31, 2005 and 2004, respectively. Interest income from loans increased $5.97 million to $22.34 million in 2005 over the 2004 amount due to an increase in loan fees of $1.29 million, an increase of 82 basis points in the average interest yield and an increase of $51.90 million in the average loan balance.

Interest income from investment securities increased $1.00 million from 2005 to 2006. This increase is related to an increase in the average yield on investment securities of 79 basis points, along with an increase in average investment securities of $14.42 million. Interest income on investment securities increased $104 thousand from 2004 to 2005. This increase was caused by an increase in the average yield on investment securities of 45 basis points, partially offset by a decrease in average investment securities of $4.75 million from 2004 to 2005.

A shift in the mix of funding sources was a factor in the Company's net interest margin in 2006. Average noninterest bearing demand deposits made up only 29.97% of the average deposit portfolio in 2006 compared to 32.98% in 2005 and 32.44% in 2004. Time deposits, a higher cost funding source, made up 35.09% of the average deposit portfolio in 2006 compared to 32.37% in 2005 and 34.95% in 2004. Savings deposits, including the premium savings account product, made up 21.10% of the average deposit portfolio in 2006 compared to 17.35% in 2005 and 5.85% in 2004. The Company also increased rates on deposit accounts in order to attract deposits to fund loan growth. Interest expense on deposits increased $2.76 million from 2005 to 2006 as average interest bearing deposits increased $30.86 million or 15.24% and the average rate paid on interest bearing deposits increased 87 basis points. Interest on other borrowings increased $491 thousand from 2005 to 2006 resulting from an increase in average other borrowings of $6.02 million and an 80 basis point increase in the average rate paid on other borrowings. Interest expense increased $1.96 million from 2004 to 2005 due to a $39.00 million increase in interest bearing liabilities and a 50 basis point increase in the average rate paid on interest bearing liabilities.

Table 1: Average Balance Sheet and Net Interest Margin Analysis

(In thousands)	2006 Average Balance	2006 Interest Income/ Expense	2006 Average Yield/ Rate	2005 Average Balance	2005 Interest Income/ Expense	2005 Average Yield/ Rate	2004 Average Balance	2004 Interest Income/ Expense	2004 Average Yield/ Rate
Assets:									
Interest earning assets									
Loans	**$ 325,506**	**$ 26,827**	**8.24%**	$ 287,979	$ 22,342	7.76%	$ 236,082	$ 16,375	6.94%
Investment securities	**67,130**	**2,721**	**4.05**	52,706	1,720	3.26	57,455	1,616	2.81
Interest-bearing deposits in other banks	**4,761**	**244**	**5.12**	7,184	246	3.42	521	6	1.15
Overnight funds sold	**4,558**	**229**	**5.02**	7,132	250	3.51	6,509	71	1.09
Total interest earning assets	**401,955**	**30,021**	**7.47**	355,001	24,558	6.92	300,567	18,068	6.01
Noninterest earning assets									
Cash and due from banks	**16,194**			15,801			13,808		
Premises and equipment	**11,808**			10,432			9,137		
Other assets	**6,527**			4,986			4,249		
Less: Allowance for loan losses	**(3,768)**			(3,399)			(3,276)		
Total assets	**$ 432,716**			$ 382,821			$ 324,485		
Liabilities and Shareholders' Equity:									
Interest bearing liabilities									
Interest bearing demand	**$ 46,132**	**$ 522**	**1.13%**	$ 52,268	$ 319	0.61%	$ 69,579	$ 425	0.61%
Savings deposits	**70,315**	**2,180**	**3.10**	52,415	1,156	2.21	15,221	91	0.60
Time deposits	**116,918**	**4,927**	**4.21**	97,823	3,391	3.47	90,921	2,834	3.12
Other borrowings	**36,968**	**1,494**	**4.04**	30,944	1,003	3.24	18,734	561	2.99
Total interest bearing liabilities	**270,333**	**9,123**	**3.37**	233,450	5,869	2.51	194,455	3,911	2.01
Noninterest bearing liabilities									
Demand deposits	**99,877**			99,661			84,389		
Other liabilities	**4,866**			4,855			3,681		
Shareholders' equity	**57,640**			44,855			41,960		
Total liabilities and shareholders' equity	**$ 432,716**			$ 382,821			$ 324,485		
Net interest income		**$ 20,898**			$ 18,689			$ 14,157	
Net interest spread			**4.10%**			4.41%			4.00%
Net interest margin			**5.20%**			5.26%			4.71%

Note: Interest income from loans included fees of $1,359,262 in 2006, $2,408,180 in 2005, and $1,116,165 in 2004. Nonaccrual loans are not material and are included in loans above.

Table 2: Effect of Changes in Rate and Volume on Net Interest Income

(In thousands)	2006 Compared to 2005: Interest Income/ Expense Variance	2006 Compared to 2005: Variance Attributable to Rate	2006 Compared to 2005: Variance Attributable to Volume	2005 Compared to 2004: Interest Income/ Expense Variance	2005 Compared to 2004: Variance Attributable to Rate	2005 Compared to 2004: Variance Attributable to Volume	2004 Compared to 2003: Interest Income/ Expense Variance	2004 Compared to 2003: Variance Attributable to Rate	2004 Compared to 2003: Variance Attributable to Volume
Interest Earning Assets:									
Loans	**$ 4,485**	**$ 1,451**	**$ 3,034**	$ 5,967	$ 2,090	$ 3,877	$ 982	$ (860)	$ 1,842
Investment securities	**1,001**	**470**	**531**	104	215	(111)	(349)	(219)	(130)
Interest-bearing deposits in other banks	**(2)**	**4**	**(6)**	241	36	205	(3)	—	(3)
Overnight funds sold	**(21)**	**102**	**(123)**	178	171	7	(31)	10	(41)
Total interest earning assets	**$ 5,463**	**$ 2,027**	**$ 3,436**	$ 6,490	$ 2,512	$ 3,978	$ 599	$ (1,069)	$ 1,668
Interest Bearing Liabilities:									
Deposits	**$ 2,763**	**$ 1,708**	**$ 1,055**	$ 1,516	$ 957	$ 559	$ (566)	$ (568)	$ 2
Other borrowings	**491**	**275**	**216**	441	49	392	60	(37)	97
Total interest bearing liabilities	**3,254**	**1,983**	**1,271**	1,957	1,006	951	(506)	(605)	99
Net interest income	**$ 2,209**	**$ 44**	**$ 2,165**	$ 4,533	$ 1,506	$ 3,027	$ 1,105	$ (464)	$ 1,569

Note: The change in interest due to both rate and volume has been allocated to variance attributable to rate and variance attributable to volume in proportion to the relationship for the absolute amounts of the change in each.

Provision for Loan Losses

The Company's provision for loan losses in 2006 was $180 thousand compared to $486 thousand in 2005 and $926 thousand in 2004. This decrease was attributable to recoveries on loans previously charged off, which exceeded current year charge-offs, reduced loan losses and other overall credit quality factors. The Company's allowance for loan losses as a percentage of loans outstanding decreased to 1.04% at year-end 2006 compared with 1.26% at year-end 2005 and 1.12% at year-end 2004.

Noninterest Income and Expense

As shown in **Table 3**, the Company reported an increase in total noninterest income of $184 thousand, or 5.72%, in 2006. Noninterest income decreased $577 thousand or 15.22% from 2004 to 2005. Noninterest income comprised 10.17% of total revenue in 2006, 11.57% in 2005 and 17.34% in 2004.

Service charges on deposit accounts, the Company's primary source of noninterest income, decreased 3.65% from 2005 to 2006. This decrease was due to a decline in non sufficient funds ("NSF") fees and stop payment fees. From 2004 to 2005, service charges on deposit accounts increased 0.67%.

Another significant component of noninterest income is ATM surcharge income, which increased by $10 thousand, or 4.88%, in 2006 as a result of the addition of three new ATMs. ATM surcharge income decreased from 2004 to 2005 by $14 thousand, or 6.39%.

Other bank service charges and fees increased $245 thousand or 23.03% from 2005 to 2006 due primarily to an increase in commission income earned by the Company's investment services subsidiary, HRI. Other bank service charges and fees decreased $68 thousand, or 6.01%, from 2004 to 2005. The 2005 decrease was due primarily to a decrease in loan extension fees.

Table 3: Noninterest Income

December 31,				**2006 Compared to 2005**		2005 Compared to 2004	
(In thousands)	**2006**	2005	2004	**Amount**	**%**	Amount	%
Service charges on deposit accounts	**$ 1,874**	$ 1,945	$ 1,932	**$ (71)**	**(3.65)%**	$ 13	0.67%
ATM surcharge fees	**215**	205	219	**10**	**4.88**	(14)	(6.39)
Gain on sale of investment securities	**—**	—	508	**—**	**—**	(508)	(100.00)
Other service charges and fees	**1,309**	1,064	1,132	**245**	**23.03**	(68)	(6.01)
Total noninterest income	**$ 3,398**	$ 3,214	$ 3,791	**$ 184**	**5.72%**	$ (577)	(15.22)%

Noninterest expense represents the overhead expenses of the Company. One of the core operating principles of management continues to be the careful monitoring and control of these expenses. The ratio of noninterest expense to average total assets was 3.45%, 3.41%, and 3.33%, for the years ended December 31, 2006, 2005, and 2004, respectively. As shown in **Table 4**, total noninterest expense increased $1.91 million, or 14.62%, for the year ended December 31, 2006 to $14.95 million, compared to $13.04 million in 2005. From 2004 to 2005, the increase in noninterest expense was $2.25 million, or 20.81%.

Table 4: Noninterest Expense

December 31,				**2006 Compared to 2005**		2005 Compared to 2004	
(In thousands)	**2006**	2005	2004	**Amount**	**%**	Amount	%
Salaries and employee benefits	**$ 9,106**	$ 7,962	$ 6,603	**$ 1,144**	**14.37%**	$ 1,359	20.58%
Occupancy	**1,677**	1,109	912	**568**	**51.22**	197	21.60
Data processing	**598**	560	571	**38**	**6.79**	(11)	(1.93)
Directors' and advisory board fees	**284**	313	254	**(29)**	**(9.27)**	59	23.23
Bank franchise tax	**280**	251	230	**29**	**11.55**	21	9.13
Professional fees	**367**	380	184	**(13)**	**(3.42)**	196	106.52
Telephone and postage	**294**	282	283	**12**	**4.26**	(1)	(0.35)
ATM and VISA Check Card expense	**423**	467	359	**(44)**	**(9.42)**	108	30.08
Advertising and marketing	**481**	304	240	**177**	**58.22**	64	26.67
Other	**1,436**	1,412	1,158	**24**	**1.70**	254	21.93
Total noninterest expense	**$ 14,946**	$ 13,040	$ 10,794	**$ 1,906**	**14.62%**	$ 2,246	20.81%

Salaries and employee benefits accounted for the largest portion of noninterest expense during each of the years in the three-year period ended December 31, 2006. During 2006, salaries and benefits were $9.11 million, an increase of $1.14 million over 2005. This increase was driven by annual incentive increases, an increase in the number of full-time equivalent employees, and increases in certain employee benefit costs designed to reward employees for generating business. Likewise, salaries and employee benefits increased $1.36 million to $7.96 million from 2004 to 2005.

Occupancy expense increased $568 thousand for the year ended December 31, 2006 to $1.68 million. This increase related to the addition of the Great Bridge branch on January 31, 2005 and the *Dominion* Tower branch on August 16, 2005 as well as moving the Company's headquarters to downtown Norfolk in November 2005. From 2004 to 2005, occupancy expense increased $197 thousand to $1.11 million.

Data processing expense increased $38 thousand, or 6.79%, to $598 thousand from 2005 to 2006. This increase is related to the cost of upgrading branch networking equipment in 2006. This upgrade included the purchase of new network servers and computer equipment. From 2004 to 2005, data processing expense decreased $11 thousand, or 1.93%, to $560 thousand.

All other expenses increased $155 thousand from 2005 to 2006. A number of expense categories contributed to the increase, the largest of which was advertising and marketing, which includes expenses related to the television campaign, which ran in late 2005 and early 2006. In 2005, other expenses increased $701 thousand over the amount recorded in 2004.

Provision for Income Taxes

Income tax expense for 2006, 2005, and 2004 was $3.13 million, $2.87 million, and $2.14 million, respectively. The Company's effective tax rate for the years ended December 31, 2006, 2005, and 2004 was 34.18%, 34.26%, and 34.36%, respectively, and differed from the statutory rate of 34.00% due primarily to nondeductible expenses.

Financial Condition

Assets

Total average assets, a benchmark used by banks when comparing size, is the strongest indicator of our continuous growth over the past nineteen years. Compared to prior years, average assets increased $49.89 million, or 13.03%, to a new high of $432.72 million in 2006, and by $58.33 million, or 17.98%, to $382.82 million in 2005. Total assets at year-end 2006 were $476.30 million, an increase of $66.78 million, or 16.31%, over December 31, 2005 total assets of $409.52 million. Loan growth drove the increase in total assets in 2006. The Company was able to fund this growth with an increase in total deposits and by raising additional capital through rights and public offerings in mid 2006. In 2005, the growth in total assets was reflected in totals for investment securities, other short-term investments, and, to a lesser extent, loans.

Loans

As a community bank, the Company has a primary objective of meeting the business and consumer credit needs within its market where standards of profitability, client relationships and credit quality can be met. As shown in **Table 5**, the overall loan portfolio grew $89.71 million, or 31.44%, from year-end 2005 to year-end 2006.

Table 5: Loans by Classification

December 31,	**2006**		2005		2004		2003		2002	
(In thousands)	**Balance**	**%**	Balance	%	Balance	%	Balance	%	Balance	%
Loan Classification:										
Commercial	**$ 72,133**	**19.23%**	$ 60,972	21.37%	$ 58,501	21.26%	$ 59,334	28.15%	$ 62,007	30.52%
Construction	**116,812**	**31.15**	85,205	29.86	73,508	26.71	44,465	21.10	35,970	17.70
Real estate - commercial mortgage	**140,260**	**37.40**	104,313	36.56	108,314	39.36	74,865	35.52	62,611	30.81
Real estate - residential mortgage	**25,523**	**6.81**	20,011	7.01	17,900	6.50	15,595	7.40	20,341	10.01
Installment loans to individuals	**20,599**	**5.49**	15,107	5.30	17,251	6.27	16,493	7.82	22,217	10.94
Deferred loan fees and related costs	**(283)**	**(0.08)**	(278)	(0.10)	(284)	(0.10)	23	0.01	38	0.02
Total loans	**$ 375,044**	**100.00%**	$ 285,330	100.00%	$ 275,190	100.00%	$ 210,775	100.00%	$ 203,184	100.00%

Commercial loans are loans to businesses which typically are not collateralized by real estate. Generally the purpose of commercial loans is for the financing of accounts receivable, inventory, or the purchase of equipment and machinery. The commercial loan portfolio increased from the 2005 year-end balance of $60.97 million to the 2006 year-end balance of $72.13 million. The commercial loan category grew 4.22% from year-end 2004 to year-end 2005.

Construction loans increased $31.60 million from the year-end 2005 balance of $85.21 million to the year-end 2006 balance of $116.81 million. Construction and development loans are made to individuals and businesses for the purpose of construction of single family residential properties, multi-family properties and commercial projects, as well as the development of residential neighborhoods and commercial office parks. The Company has been, and continues to be, a leader in Hampton Roads in the construction and development market. Due to the experience held by senior management and the construction and development lending team, this trend is expected to continue for years to come. The construction loan category grew 15.91% from year-end 2004 to year-end 2005.

The Company makes real estate-commercial mortgage loans for the purchase and re-financing of owner occupied commercial properties as well as non-owner occupied income producing properties. These loans are secured by various types of commercial real estate including office, retail, warehouse, industrial, storage facilities and other non-residential types of properties. The real estate-commercial mortgage loan portfolio increased from the 2005 year-end balance of $104.31 million to the 2006 year-end balance of $140.26 million. The real estate-commercial mortgage loan category decreased 3.69% from year-end 2004 to year-end 2005.

The real estate-residential mortgage portfolio includes first and second mortgage loans, home equity lines of credit and other term loans secured by first and second mortgages. First mortgage loans are generally for the purchase of permanent residences, second homes or residential investment property. Second mortgages and home equity loans are generally for personal, family and household purposes such as home improvements, major purchases, education and other personal needs. The Company refers a substantial portion of its residential real estate business to its affiliate, THF. Through its partnership with THF, the Company is able to provide its customers with enhanced mortgage products. The real estate-residential mortgage loan portfolio increased from the 2005 year-end balance of $20.01 million to the 2006 year-end balance of $25.52 million. The real estate-residential mortgage loan category increased 11.79% from year-end 2004 to year-end 2005.

Installment loans to individuals are made on a regular basis for personal, family, and general household purposes. More specifically, the Company makes automobile loans, home improvement loans, loans for vacations, and debt consolidation loans with the majority of the portfolio made up of automobile loans. Due to low interest rates offered by auto dealership financial programs, this segment of our loan portfolio has decreased in recent years. The installment loan portfolio increased from the 2005 year-end balance of $15.11 million to the 2006 year-end balance of $20.60 million. The installment loan category decreased 12.43% from year-end 2004 to year-end 2005.

The Company's specialization in construction and development lending has resulted in a loan concentration, defined as 10.00% of the total loan portfolio, in loans to real estate developers. As of year-end 2006, the Company had $116.81 million, or 31.15% of total loans, in loans outstanding to finance construction and development. These loans are collateralized by the underlying real estate. No other loan concentrations existed as of December 31, 2006.

Loan growth will continue to be one of the Company's primary goals for 2007 and beyond. The long-range objective for growth in the loan portfolio will be achieved through continued community involvement, relationships with existing customers, enhancement of the Company's image as a community asset, and management's strengthened efforts to offer competitively-priced products, while offering high quality, personalized service. Furthermore, to balance the emphasis on loan growth, prudent business practices and internal guidelines and underwriting standards will continue to be followed in making lending decisions in order to manage exposure to loan losses.

Table 6 sets forth the maturity periods of the Company's loan portfolio as of December 31, 2006. Demand loans are reported as due within one year. Loans are included in the period in which they contractually mature. Since the majority of the Company's loan portfolio is short-term, and 49.69% of the loan portfolio as of December 31, 2006 had adjustable or floating rates, the Company can re-price its portfolio frequently to adjust the portfolio to current market rates.

Table 6: Loan Maturities Schedule

December 31, 2006 *(In thousands)*	Commercial	Construction	R/E Commercial	R/E Residential	Installment	Total
Variable Rate:						
Within 1 year	$ 27,058	$ 111,529	$ 20,587	$ 9,597	$ 10,447	$ 179,218
1 to 5 years	1,473	727	50	3,987	10	6,247
After 5 years	—	—	—	—	1,048	1,048
Total variable rate	$ 28,531	$ 112,256	$ 20,637	$ 13,584	$ 11,505	$ 186,513
Fixed Rate:						
Within 1 year	$ 8,146	$ 2,362	$ 28,266	$ 1,604	$ 2,530	$ 42,908
1 to 5 years	35,340	2,194	91,357	10,261	6,503	145,655
After 5 years	116	—	—	74	61	251
Total fixed rate	$ 43,602	$ 4,556	$ 119,623	$ 11,939	$ 9,094	$ 188,814
Total maturities	$ 72,133	$ 116,812	$ 140,260	$ 25,523	$ 20,599	$ 375,327

Non-Performing Assets

Total non-performing assets were $1.63 million, or 0.34% of total assets at year-end 2006, as compared to $1.82 million, or 0.44% of total assets at year-end 2005 and $2.37 million, or 0.69% of total assets at year-end 2004. Management classifies non-performing assets as those loans in nonaccrual status, those loans on which payment has been delinquent 90 days or more, but are still accruing interest, and real estate acquired in settlement of loans. Management closely reviews the composition of non-performing assets and related collateral values.

The Company did not have any loans categorized as 90 days or more past due at December 31, 2006, as compared to $30 thousand and $469 thousand at year-end 2005 and 2004, respectively.

Nonaccrual loans were $1.63 million at December 31, 2006 compared to $1.79 million and $1.90 million at December 31, 2005 and 2004, respectively. Nonaccrual loans at year-end 2006 consisted of one commercial loan. This relationship is being treated as an impaired loan and, accordingly, the balance has been written down to the present value of expected future payments. As a general rule, loans are placed in nonaccrual status when principal or interest is 90 days or more past due, or when management deems collection of all principal and interest doubtful. Had income on nonaccrual loans been recorded under original terms, $153,128, $136,878, and $56,814 of additional interest income would have been recorded in 2006, 2005 and 2004, respectively. There were no interest payments recorded in 2006 as interest income for nonaccrual loans.

The Company did not have any real estate acquired in settlement of loans at December 31, 2006, 2005 or 2004.

Allowance for Loan Losses

The Company continuously reviews its loan portfolio and maintains an allowance for loan losses sufficient to absorb incurred losses inherent in the portfolio. In addition to the review of credit quality through ongoing credit review processes, the Company constructs a comprehensive allowance analysis for its loan portfolio at least quarterly. This analysis includes two basic elements: specific allowances for individual loans, and general allowances for loan pools which factor in historical loan loss experience for the Company, loan portfolio growth and trends, and economic conditions.

As part of the loan loss reserve methodology, loans are categorized into one of six pools: commercial, construction, commercial real estate, residential real estate, consumer installment, and credit cards. These categories are further subdivided by assigned asset quality. Loss factors are calculated using the above mentioned qualitative data and then are applied to each of the loan pools to determine a reserve level for each of the six pools of loans. In addition, special allocations may be assigned to nonaccrual or other problem credits.

After considering these factors, the allowance for loan losses was $3.91 million, or 1.04% of outstanding loans at year-end 2006. This compares to an allowance of $3.60 million, or 1.26% of total loans and $3.07 million, or 1.12% of total loans at year-end 2005 and 2004, respectively, as seen in **Table 7**. The allowance for loan losses as of December 31, 2006 was based primarily on the evaluation of the quality of the loan portfolio. At present, management believes that the allowance for loan losses is adequate. However, the allowance is subject to regulatory examinations and determination as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer banks identified by regulatory agencies. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments about information available at the time of their examinations.

The Company will continue funding assets with deposit liability accounts and focus on core deposit growth as its primary source of liquidity and stability. Core deposits consist of noninterest bearing demand accounts, interest checking accounts, money market accounts, savings accounts and time deposits of less than $100,000. Core deposits totaled $290.63 million, or 80.01% of total deposits at year-end 2006 compared to $293.05 million, or 89.50% of total deposits at year-end 2005, and $233.36 million, or 84.82% of total deposits at year-end 2004.

Capital

Total shareholders' equity increased $21.03 million, or 42.81%, to $70.16 million at December 31, 2006. On August 2, 2006, the Company completed the rights offering and public offering of 1,849,200 shares of its common stock. The Company received net proceeds (after deducting issuance costs) of $19.0 million from the offering. The Company used the net proceeds from the offering to increase equity and subsequently the Bank's legal lending limit and for general corporate purposes, including future growth and expansion.

The Company and the Bank are subject to regulatory risk-based capital guidelines that measure capital relative to risk-weighted assets and off-balance sheet financial instruments. Tier I capital is comprised of shareholders' equity, net of unrealized gains or losses on available-for-sale securities, less intangible assets, while total risk-based capital adds certain debt instruments and qualifying allowances for loan losses.

Under Federal Reserve Bank rules, the Company and the Bank were considered "well-capitalized," the highest category of capitalization defined by the regulators, as of December 31, 2006. For more information on the Company's regulatory capital requirements, see Note No. 16 in the accompanying Notes to Consolidated Financial Statements. The Company continually monitors current and projected capital adequacy positions of both the Company and the Bank. Maintaining adequate capital levels is integral to providing stability to the Company, resources to achieve the Company's growth objectives, and returns to the shareholders in the form of dividends.

During 2006, the Company repurchased 380,613 shares of its common stock in open market and privately negotiated transactions at prices ranging from $10.50 to $12.18. During 2005, the Company repurchased 104,649 shares of its common stock in open market and privately negotiated transactions at prices ranging from $10.00 to $11.75. During 2004, the Company repurchased 35,110 shares of its common stock in open market and privately negotiated transactions at prices ranging from $10.50 to $12.25.

Liquidity

A key goal of asset/liability management is to maintain an adequate degree of liquidity without impairing long-term earnings. Liquidity represents the Company's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Short-term liquidity is primarily provided by access to the federal funds market through established correspondent banking relationships. Funds can also be obtained through the Bank's borrowing privileges at the FRB and the FHLB. Additional liquidity is available through loan repayments and maturities or sales from the Company's investment portfolio. The Company maintains a very liquid portfolio of both assets and liabilities and attempts to mitigate the risk inherent in changing interest rates in this manner. At December 31, 2006, cash and due from banks, overnight funds sold, interest bearing deposits in other banks, and investment securities and loans maturing or re-pricing within one year were $269.90 million, or 56.67% of total assets. Management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and to meet its customers' credit needs.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. For more information on the Company's off-balance sheet arrangements, see Note No. 8 in the accompanying Notes to Consolidated Financial Statements.

Interest Rate Sensitivity

The Company's primary market risk is exposure to interest rate volatility. Fluctuations in interest rates will impact both the level of interest income and interest expense and the market value of the Company's interest earning assets and interest bearing liabilities.

The primary goal of the Company's asset/liability management strategy is to optimize net interest income while limiting exposure to fluctuations caused by changes in the interest rate environment. The Company's ability to manage its interest rate risk depends generally on the Company's ability to match the maturities and re-pricing characteristics of its assets and liabilities while taking into account the separate goals of maintaining asset quality and liquidity and achieving the desired level of net interest income.

The Company's management, guided by the Asset/Liability Committee ("ALCO"), determines the overall magnitude of interest sensitivity risk and then formulates policies governing asset generation and pricing, funding sources and pricing, and off-balance sheet commitments. These decisions are based on management's expectations regarding future interest rate movements, the state of the national and regional economy, and other financial and business risk factors.

The primary method that the Company uses to quantify and manage interest rate risk is simulation analysis, which is used to model net interest income from assets and liabilities over a specified time period under various interest rate scenarios and balance sheet structures. This analysis measures the sensitivity of net interest income over a relatively short time horizon. Key assumptions in the simulation analysis relate to the behavior of interest rates and spreads, the changes in product balances and the behavior of loan and deposit customers in different rate environments.

Table 11 illustrates the expected effect on net interest income for the twelve months following each of the two year-ends 2006 and 2005 due to a shock in interest rates. Estimated changes set forth below are dependent on material assumptions, such as those previously discussed.

Table 11: Effect on Net Interest Income

December 31, *(in thousands)*	**2006 Change in Net Interest Income**		2005 Change in Net Interest Income	
	Amount	**%**	Amount	%
Change in Interest Rates:				
+200 basis points	**$ 3,130**	**14.12%**	$ 2,738	15.11%
+100 basis points	**1,561**	**7.04**	1,366	7.54
-100 basis points	**(1,567)**	**(7.06)**	(1,366)	(7.54)
-200 basis points	**(3,141)**	**(14.17)**	(2,697)	(14.89)

As indicated in **Table 11**, a decrease in interest rates would tend to reduce net interest income, while an increase would tend to enhance net interest income. Thus, the Company's interest rate sensitivity position is asset-sensitive. It should be noted, however, that the simulation analysis is based upon equivalent changes in interest rates for all categories of assets and liabilities. In normal operating conditions, interest rate changes rarely occur in such a uniform manner. Many factors affect the timing and magnitude of interest rate changes on financial instruments. Consequently, variations should be expected from the projections resulting from the controlled conditions of the simulation analysis.

The interest sensitivity gap is defined as the difference between the amount of interest earning assets anticipated, based upon certain assumptions, to mature or re-price within a specific time period and the amount of interest bearing liabilities anticipated, based upon certain assumptions, to mature or re-price within that time period. At December 31, 2006, the Company's one year "positive gap" (interest earning assets maturing or re-pricing within a defined period exceed interest bearing liabilities maturing or re-pricing within the same period) was approximately $30.85 million, or 6.48% of total assets. Thus, during periods of rising interest rates, this implies that the Company's net interest income would be positively affected because the yield of the Company's interest earning assets is likely to rise more quickly than the cost of its interest bearing liabilities. In periods of falling interest rates, the opposite effect on net interest income is likely to occur. At December 31, 2005, the Company's one year "positive gap" was $18.79 million, or 4.59% of total assets.

Table 12 sets forth the amounts of interest earning assets and interest bearing liabilities outstanding at December 31, 2006 and 2005 that are subject to re-pricing or that mature in each of the future time periods shown. Loans and securities with call or balloon provisions are included in the period in which they balloon or may first be called. Except as stated above, the amount of assets and liabilities shown that re-price or mature during a particular period were determined in accordance with the contractual terms of the asset or liability.

respectively, related to stock options which vested during the period. During 2006 and 2005, the remaining stock-based compensation expense of $166,439 and $150,200, respectively, related to share awards. There were no non-vested share awards that vested during 2004.

In September 2006, the FASB issued SFAS No. 158, *Accounting for Defined Benefit Pension and Other Postretirement Plans*, which amends SFAS Nos. 87, 88, 106 and 132(R). This statement requires employers to recognize in the statement of financial position the over funded or under funded status of a defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation. SFAS No. 158 was effective for fiscal years ending after December 15, 2006. The adoption of this statement had no impact on financial condition or the results of operations.

In September 2006, the SEC released Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, which requires registrants to consider the effect of both the balance sheet (iron curtain) and the income statement (rollover) methods of prior year uncorrected misstatements when quantifying errors in current year financial statements. The SEC allows registrants to record the effects of adopting this guidance as a cumulative-effect adjustment to retained earnings. This adjustment must be reported as of the beginning of the first fiscal year ending after November 15, 2006. The adoption of this SAB had no impact on financial condition or the results of operations.

Future Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments*, which amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. This statement resolves issues addressed in SFAS No. 133 related to beneficial interests in securitized financial assets and permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative. SFAS No. 155 is effective for all financial instruments acquired or issued for fiscal years beginning after September 15, 2006. The adoption of this statement is not expected to have an impact on financial condition or the results of operations.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets*, which amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value. SFAS No. 156 is effective for fiscal years beginning after September 15, 2006. The adoption of this statement is not expected to have an impact on financial condition or the results of operations.

In June 2006, the FASB issued Interpretation No. ("FIN") 48, *Accounting for Income Tax Uncertainties*. FIN 48 clarifies the criteria for recognizing tax benefits under SFAS No. 109, *Accounting for Income Taxes*. This interpretation defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is not expected to have an impact on financial condition or the results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have an impact on financial condition or the results of operations.

The Emerging Issues Task Force ("EITF") published Issue No. 06-5, *Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance*. The EITF reached a consensus that a policyholder should consider any additional amounts to be received included in the contractual terms of the policy in determining the amount that could be realized under the insurance contract. The EITF also reached a consensus that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). Furthermore, the EITF reached a consensus that the cash surrender value should not be discounted when contractual limitations on the ability to surrender a policy exist if the policy continues to operate under its normal terms (continues to earn interest) during the restriction period. The consensuses are effective for fiscal years beginning after December 15, 2006. EITF No. 06-5 is not expected to have a material impact on financial condition or the results of operations.

Other Accounting Matters

In the fourth quarter of 2005, management in consultation with its external auditors, KPMG LLP ("KPMG") determined that the Company had misapplied Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"). Following a thorough analysis of the differences resulting from the misapplication, the Company determined that Consolidated Financial Statements for the years 2003 and 2004 were impacted. The analysis concluded that the amount of the differences was not material to the Consolidated Financial Statements in either year, nor was it material on a cumulative basis in 2005. As a result, the Company in further consultation with KPMG, made adjustments to its Consolidated Financial Statements in the year ended

December 31, 2005 to correct the previous misapplication. The adjustment related to 2003 and 2004 Consolidated Financial Statements had the effect of increasing stock-based compensation expense $318 thousand and, thus, decreasing net income $210 thousand after the related tax effect.

In addition to the above matter, management in consultation with KPMG determined that the Company misclassified the accrued compensation expense for unexercised stock options as a liability rather than as a component of shareholders' equity in prior audited Consolidated Financial Statements. The misclassification, which was not material to the Company's Consolidated Financial Statements, does not affect the reporting of total assets or the Company's earnings in any period. An adjustment was made in the Company's 2005 Consolidated Financial Statements in the amount of $1.20 million, which had the effect of reducing liabilities and increasing shareholders' equity by that amount. The net effect of the reclassification adjustment and the change in methodology for measuring compensation expense for stock options was an increase in shareholders' equity of $1.52 million, or $0.18 in book value per share.

Forward-Looking Statements

Where appropriate, statements in this report may contain the insights of management into known events and trends that have or may be expected to have a material effect on our operations and financial condition. The information presented may also contain certain forward-looking statements regarding future financial performance, which are not historical facts and which involve various risks and uncertainties.

When or if used in any Securities and Exchange Commission filings, or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases: "anticipate", "would be", "will allow", "intends to", "will likely result", "are expected to", "will continue", "is anticipated", "is estimated", "is projected", or similar expressions are intended to identify "forward-looking statements."

For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the risk factors summarized below and the more detailed discussions in the "Risk Factors" and "Business" sections in the 2006 Form 10-K. Our risks include, without limitation, the following:

- Our dependence on key personnel;
- The high level of competition with the banking industry;
- Our dependence on construction and land development loans that could be negatively affected by a downturn in the real estate market;
- The adequacy of our estimate for known and inherent losses in our loan portfolio;
- Changes in interest rate;
- Our ability to manage our growth;
- Governmental and regulatory changes that may adversely affect our expenses and cost structure;
- The threat from technology based frauds and scams; and
- Our ability to use the proceeds from our recent offerings profitably.

Our forward-looking statements could be wrong in light of these and other risks, uncertainties and assumptions. The future events, developments or results described in this report could turn out to be materially different. We have no obligation to publicly update or revise our forward-looking statements after the date of this quarterly report and you should not expect us to do so.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Hampton Roads Bankshares, Inc. and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. As of the end of the Company's 2006 fiscal year, management, including the chief executive and chief financial officers, conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2006 is effective.

Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the firm's assets that could have a material effect on the Company's financial statements.

KPMG LLP, an independent registered public accounting firm and auditors of the Company's consolidated financial statements, has issued an attestation report on management's assessment of the Company's internal control over financial reporting as of December 31, 2006.

REPORT *of* INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Hampton Roads Bankshares, Inc.:

We have audited the accompanying consolidated balance sheets of Hampton Roads Bankshares, Inc. and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. We also have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Hampton Roads Bankshares, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Hampton Roads Bankshares, Inc. and subsidiaries' management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hampton Roads Bankshares, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, management's assessment that Hampton Roads Bankshares, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, Hampton Roads Bankshares, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in note 1(l) to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, on January 1, 2006.

KPMG LLP

Norfolk, Virginia
March 1, 2007

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

	2006	2005
Assets:		
Cash and due from banks	**$ 17,112,616**	$ 17,513,955
Overnight funds sold	**9,524,445**	18,294,012
Interest-bearing deposits in other banks	**161,490**	932,688
Total cash and cash equivalents	**26,798,551**	36,740,655
Investment securities available-for-sale, at fair value	**55,569,440**	71,113,959
Federal Home Loan Bank stock	**2,597,900**	2,057,100
Federal Reserve Bank stock	**1,377,350**	654,600
Total investments	**59,544,690**	73,825,659
Loans	**375,044,161**	285,329,935
Allowance for loan losses	**(3,910,943)**	(3,597,497)
Net loans	**371,133,218**	281,732,438
Premises and equipment	**12,183,884**	11,456,501
Interest receivable	**2,281,945**	1,761,570
Deferred tax asset, net	**2,209,117**	1,951,043
Other assets	**2,148,063**	2,049,417
Total assets	**$ 476,299,468**	$ 409,517,283
Liabilities and Shareholders' Equity:		
Deposits:		
Noninterest bearing demand	**$ 97,559,421**	$ 104,930,259
Interest bearing:		
Demand	**42,486,451**	47,491,912
Savings	**73,830,518**	79,514,001
Time deposits:		
Less than $100,000	**76,756,540**	61,116,511
$100,000 or more	**72,628,399**	34,393,834
Total deposits	**363,261,329**	327,446,517
Federal Home Loan Bank borrowings	**38,000,000**	30,500,000
Interest payable	**1,472,889**	490,182
Other liabilities	**3,402,707**	1,950,055
Total liabilities	**406,136,925**	360,386,754
Shareholders' equity:		
Preferred stock, no par value. Authorized 1,000,000 shares: none issued and outstanding	—	—
Common stock, $0.625 par value. Authorized 40,000,000 shares; issued and outstanding 10,251,336 shares in 2006 and 8,242,822 shares in 2005	**6,407,085**	5,151,764
Capital surplus	**42,105,666**	23,852,040
Retained earnings	**22,091,191**	20,770,448
Accumulated other comprehensive loss, net of tax	**(441,399)**	(643,723)
Total shareholders' equity	**70,162,543**	49,130,529
Total liabilities and shareholders' equity	**$ 476,299,468**	$ 409,517,283

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS *of* INCOME

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Interest Income:			
Loans, including fees	**$ 26,827,215**	$ 22,342,047	$ 16,374,717
Investment securities	**2,721,046**	1,720,177	1,616,074
Overnight funds sold	**228,712**	249,507	71,469
Interest-bearing deposits in other banks	**244,298**	246,380	5,511
Total interest income	**30,021,271**	24,558,111	18,067,771
Interest Expense:			
Deposits:			
Demand	**522,235**	319,376	424,826
Savings	**2,180,372**	1,155,739	91,161
Time deposits:			
Less than $100,000	**2,618,461**	2,169,358	2,049,986
$100,000 or more	**2,308,374**	1,221,610	783,627
Interest on deposits	**7,629,442**	4,866,083	3,349,600
Federal Home Loan Bank borrowings	**1,377,241**	992,569	560,454
Overnight funds purchased	**116,602**	10,235	1,156
Total interest expense	**9,123,285**	5,868,887	3,911,210
Net interest income	**20,897,986**	18,689,224	14,156,561
Provision for loan losses	**180,000**	486,000	926,000
Net interest income after provision for loan losses	**20,717,986**	18,203,224	13,230,561
Noninterest Income:			
Service charges on deposit accounts	**1,873,525**	1,945,319	1,932,521
ATM surcharge fees	**215,021**	204,761	219,399
Gain on sale of investment securities	**—**	—	507,500
Other service charges and fees	**1,309,333**	1,064,387	1,131,862
Total noninterest income	**3,397,879**	3,214,467	3,791,282
Noninterest Expense:			
Salaries and employee benefits	**9,105,901**	7,962,216	6,603,352
Occupancy	**1,677,308**	1,108,712	911,616
Data processing	**598,276**	560,298	570,653
Other	**3,564,256**	3,409,145	2,708,449
Total noninterest expense	**14,945,741**	13,040,371	10,794,070
Income before provision for income taxes and cumulative effect of change in accounting principle	**9,170,124**	8,377,320	6,227,773
Provision for income taxes	**3,134,585**	2,869,991	2,139,583
Net income before cumulative effect of change in accounting principle	**6,035,539**	5,507,329	4,088,190
Cumulative effect of change in accounting principle, net of taxes of $23,607	**—**	—	45,825
Net Income	**$ 6,035,539**	$ 5,507,329	$ 4,134,015
Basic earnings per share before cumulative effect of change in accounting principle	**$ 0.66**	$ 0.68	$ 0.51
Cumulative effect of change in accounting principle	**—**	—	0.01
Basic earnings per share	**$ 0.66**	$ 0.68	$ 0.52
Diluted earnings per share before cumulative effect of change in accounting principle	**$ 0.65**	$ 0.66	$ 0.49
Cumulative effect of change in accounting principle	**—**	—	0.01
Diluted earnings per share	**$ 0.65**	$ 0.66	$ 0.50
Basic weighted average shares outstanding	**9,092,980**	8,137,244	7,973,844
Effect of dilutive stock options and non-vested stock	**182,808**	270,577	262,325
Diluted weighted average shares outstanding	**9,275,788**	8,407,821	8,236,169

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS *of* CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2006, 2005 and 2004

	Common Stock		Capital	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Surplus	Earnings	Income (Loss)	Total
Balance at December 31, 2003	7,908,708	$ 4,942,943	$ 19,200,754	$ 16,660,715	$ 510,061	$ 41,314,473
Comprehensive income:						
Net income	—	—	—	4,134,015	—	4,134,015
Change in unrealized gain (loss) on securities available-for-sale, net of taxes of $370,462	—	—	—	—	(719,134)	(719,134)
Total comprehensive income						3,414,881
Shares issued related to:						
401(k) plan	9,365	5,853	88,733	—	—	94,586
Exercise of stock options	67,799	42,374	376,822	—	—	419,196
Dividend reinvestment	108,880	68,050	1,197,310	—	—	1,265,360
Payout of fractional shares	(114)	(72)	(1,252)	—	—	(1,324)
Common stock repurchased	(35,110)	(21,943)	(373,863)	(1,154)	—	(396,960)
Tax benefit of stock option exercises	—	—	137,996	—	—	137,996
Cash dividends ($0.33 per share)	—	—	—	(2,622,648)	—	(2,622,648)
Balance at December 31, 2004	8,059,528	5,037,205	20,626,500	18,170,928	(209,073)	43,625,560
Comprehensive income:						
Net income	—	—	—	5,507,329	—	5,507,329
Change in unrealized gain (loss) on securities available-for-sale, net of taxes of $223,911	—	—	—	—	(434,650)	(434,650)
Total comprehensive income						5,072,679
Shares issued related to:						
401(k) plan	8,952	5,595	81,689	—	—	87,284
Exercise of stock options	85,421	53,388	510,480	—	—	563,868
Dividend reinvestment	160,628	100,392	1,699,139	—	—	1,799,531
Non-vested stock	33,045	20,653	333,098	—	—	353,751
Payout of fractional shares	(103)	(64)	(1,075)	—	—	(1,139)
Common stock repurchased	(104,649)	(65,405)	(1,026,750)	(223)	—	(1,092,378)
Change in stock-based compensation, net	—	—	1,507,638	—	—	1,507,638
Tax benefit of stock option exercises	—	—	121,321	—	—	121,321
Cash dividends ($0.36 per share)	—	—	—	(2,907,586)	—	(2,907,586)
Balance at December 31, 2005	8,242,822	5,151,764	23,852,040	20,770,448	(643,723)	49,130,529
Comprehensive income:						
Net income	—	—	—	**6,035,539**	—	**6,035,539**
Change in unrealized gain (loss) on securities available-for-sale, net of taxes of $104,228	—	—	—	—	**202,324**	**202,324**
Total comprehensive income						**6,237,863**
Shares issued related to:						
401(k) plan	**11,333**	**7,083**	**115,312**	—	—	**122,395**
Advisory board fees	**2,332**	**1,457**	**23,843**	—	—	**25,300**
Exercise of stock options	**277,041**	**173,151**	**1,432,735**	—	—	**1,605,886**
Dividend reinvestment	**229,090**	**143,181**	**2,512,766**	—	—	**2,655,947**
Stock-based compensation expense	**20,131**	**12,582**	**167,229**	—	—	**179,811**
Stock offering, net of issuance costs of $1,109,824	**1,849,200**	**1,155,750**	**17,890,706**	—	—	**19,046,456**
Common stock repurchased	**(380,613)**	**(237,883)**	**(4,035,983)**	—	—	**(4,273,866)**
Tax benefit of stock option exercises	—	—	**147,018**	—	—	**147,018**
Cash dividends ($0.50 per share)	—	—	—	**(4,714,796)**	—	**(4,714,796)**
Balance at December 31, 2006	**10,251,336**	**$ 6,407,085**	**$ 42,105,666**	**$ 22,091,191**	**$ (441,399)**	**$ 70,162,543**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS *of* CASH FLOWS

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Operating Activities:			
Net income	**$ 6,035,539**	$ 5,507,329	$ 4,134,015
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**876,625**	637,576	563,700
Provision for loan losses	**180,000**	486,000	926,000
Advisory board fees	**25,300**	—	—
Stock-based compensation expense	**179,811**	704,300	145,582
Net amortization of premiums and accretion of discounts on investment securities	**31,853**	477,583	256,100
Loss on sale of other real estate owned	—	—	3,575
(Gain) loss on sale of premises and equipment	—	129,839	(19,731)
Gain on sale of investment securities available-for-sale	—	—	(507,500)
Deferred income tax expense (benefit)	**(362,302)**	(432,982)	26,926
Changes in:			
Interest receivable	**(520,375)**	(507,896)	134,145
Other assets	**(98,646)**	(309,358)	(195,670)
Interest payable	**982,707**	80,283	(3,947)
Other liabilities	**1,452,652**	564,629	543,146
Net cash provided by operating activities	**8,783,164**	7,337,303	6,006,341
Investing Activities:			
Proceeds from maturities and calls of U.S. Treasury and U.S. Agency securities available-for-sale	**18,000,000**	11,428,732	6,002,253
Proceeds from sales of U.S. Treasury and U.S. Agency securities available-for-sale	—	—	44,667,500
Proceeds from maturities and calls of mortgage backed securities available-for-sale	**130,775**	—	—
Purchase of U.S. Treasury and U.S. Agency securities available-for-sale	**(1,000,000)**	(47,000,000)	(17,660,000)
Purchase of mortgage backed securities available-for-sale	**(839,057)**	—	—
Purchase of equity securities available-for-sale	**(472,500)**	—	—
Proceeds from sales of Federal Home Loan Bank stock	**2,227,500**	112,500	—
Purchase of Federal Home Loan Bank stock	**(2,768,300)**	(502,200)	(792,400)
Purchase of Federal Reserve Bank stock	**(722,750)**	(6,250)	(3,950)
Net increase in total loans	**(90,316,530)**	(10,098,844)	(65,218,741)
Purchase of premises and equipment	**(868,258)**	(2,430,533)	(1,280,555)
Proceeds from sale of premises and equipment	—	—	22,075
Proceeds from sale of other real estate owned	—	—	100,239
Net cash used in investing activities	**(76,629,120)**	(48,496,595)	(34,163,579)
Financing Activities:			
Net increase in deposits	**35,814,812**	52,331,159	17,682,027
Proceeds from Federal Home Loan Bank borrowings	**10,000,000**	10,000,000	10,500,000
Repayments of Federal Home Loan Bank borrowings	**(2,500,000)**	(2,500,000)	(2,500,000)
Stock issuance costs	**(1,109,824)**	—	—
Common stock repurchased	**(3,424,628)**	(1,092,378)	(396,960)
Issuance of shares to 401(k) plan	**122,395**	87,284	94,586
Issuance of shares in rights and public offerings	**20,156,280**	—	—
Proceeds from exercise of stock options	**756,648**	408,452	373,675
Excess tax benefit realized from stock options exercised	**147,018**	—	—
Dividends paid, net	**(2,058,849)**	(1,108,055)	(1,357,288)
Net cash provided by financing activities	**57,903,852**	58,126,462	24,396,040
Increase (decrease) in cash and cash equivalents	**(9,942,104)**	16,967,170	(3,761,198)
Cash and cash equivalents at beginning of year	**36,740,655**	19,773,485	23,534,683
Cash and cash equivalents at end of year	**$ 26,798,551**	$ 36,740,655	$ 19,773,485
Supplemental cash flow information:			
Cash paid during the year for interest	**$ 8,140,578**	$ 5,788,604	$ 3,916,687
Cash paid during the year for income taxes	**3,370,000**	2,862,000	2,132,876
Supplemental non-cash information:			
Dividends reinvested	**$ 2,655,947**	$ 1,799,531	$ 1,265,360
Value of shares exchanged in exercise of stock options	**849,238**	132,886	—
Receipt of land in payment of loan	**735,750**	—	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

(1) Summary of Significant Accounting Policies

Hampton Roads Bankshares, Inc., a Virginia Corporation (the "Company"), is a financial holding company that was formed in February 2001 and is headquartered in Norfolk, Virginia. The Company's primary subsidiary is Bank of Hampton Roads (the "Bank"), which opened for business in December 1987. Currently, the Bank operates 17 banking offices in the Hampton Roads region of southeastern Virginia, including eight offices in the city of Chesapeake, four offices each in the cities of Norfolk and Virginia Beach, and one office in the city of Suffolk.

In January 2004, the Company formed Hampton Roads Investments, Inc., a wholly owned subsidiary, to provide securities, brokerage, and investment advisory services. It is a full service investment company handling all aspects of wealth management including stocks, bonds, annuities, mutual funds and financial advice.

The consolidated financial statements of the Company are prepared in conformity with U.S. generally accepted accounting principles and prevailing practices of the banking industry. The following is a summary of the significant accounting and reporting policies used in preparing the consolidated financial statements.

(a) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Bank of Hampton Roads and Hampton Roads Investments, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Restrictions on Cash and Due from Bank Accounts

The Company is required to maintain average reserve balances in cash with the Federal Reserve Bank ("FRB"). Required reserves were $2,126,000 and $2,578,000 at December 31, 2006 and 2005, respectively.

(c) Investment Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. The Company has no securities in this category.

Securities classified as available-for-sale are those debt and equity securities that management intends to hold for an indefinite period of time, including securities used as part of the Company's asset/liability strategy, and that may be sold in response to changes in interest rates, liquidity needs, or other similar factors. Securities in this classification are reported at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income, a separate component of shareholders' equity.

Securities classified as held for trading are those debt and equity securities that are bought and held principally for the purpose of selling them in the near term and reported at fair value, with unrealized gains and losses included in earnings. The Company has no securities in this category.

Gains and losses on sales of securities are computed based on specific identification of the adjusted cost of each security and included in noninterest income. Amortization of premiums and accretion of discounts are computed by the effective yield method and included in interest income.

(d) Federal Reserve Bank Stock and Federal Home Loan Bank Stock

The Company, as a member of the Federal Home Loan Bank ("FHLB") of Atlanta, is required to hold shares of capital stock in the FHLB in an amount equal to 0.20% of total assets plus 4.50% of borrowings from the FHLB.

As a member of the FRB, the Company is required to hold shares of FRB capital stock, $100 par value, in an amount equal to 6% of the Bank's total common stock and capital surplus.

FRB stock and FHLB stock are carried at cost.

(e) Loans

Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred over the life of the loan and recognized as an adjustment of the related loan yield using the interest method. Net fees related to standby letters of credit are recognized over the commitment period. In those instances when a loan prepays, the remaining deferred fee is recognized in the income statement. As a general rule, loans are placed in nonaccrual status when principal or interest is 90 days or more past due, or when management deems collection of all principal and interest doubtful after an evaluation of the collateral pledged and the financial strength of the borrower. The delinquency status of the loan is determined by the contractual terms of the loan.

All interest accrued but not collected for loans that are placed on nonaccrual status or charged-off is reversed against interest income. Cash payments received on loans in nonaccrual status are generally applied to reduce the outstanding principal balance. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is deemed impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured at the present value of their expected future cash flows by discounting those cash flows at the loan's effective interest rate, or at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. The difference between this discounted amount and the loan balance is recorded as an allowance for loan losses. Impairment is measured on a loan by loan basis. Interest on impaired loans is accrued and recorded as income based upon the principal amount outstanding, except for nonaccrual loans, for which interest is not accrued.

(f) Allowance for Loan Losses

The allowance for loan losses is a valuation allowance consisting of the cumulative effect of the provision for loan losses, minus loans charged off, plus any amounts recovered on loans previously charged off. The provision for loan losses is the amount necessary in management's judgment to maintain the allowance for loan losses at a level it believes sufficient to cover incurred losses in the collection of the Company's loans. Loans are charged against the allowance when, in management's opinion, they are deemed uncollectible, although the Company continues to aggressively pursue collection.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical loss experience, risk characteristics of the various categories of loans, adverse situations affecting individual credits, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired, doubtful, substandard, or special mention. The general component covers all other loans and is based on historical loss experience adjusted for qualitative factors such as current economic conditions.

(g) Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation of buildings and improvements and equipment, furniture and fixtures is computed by the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed using the straight-line method over the estimated useful lives of the improvements or the lease term, whichever is shorter. Useful lives range from 9 to 15 years for leasehold improvements, from 10 to 50 years for buildings and improvements, and from 3 to 15 years for substantially all equipment, furniture and fixtures.

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2005, the Company exchanged certain ATM's and data processing equipment with carrying amounts greater than their fair value, as determined by prices for similar assets. In addition, the Company identified a building and a trailer whose carrying amounts were not expected to be recoverable. These assets were written down as a result of this determination during 2005. Losses on the exchanges and impairments amounted to $129,839 and were recognized as part of other noninterest income. No long-lived assets were deemed to be impaired as of December 31, 2006.

(h) Other Real Estate Owned

Real estate acquired in settlement of loans is stated at the lower of the recorded loan balance or fair market value, based on appraised value, less estimated disposal costs. Development and improvement costs relating to property are capitalized. Estimated losses that result from the ongoing periodic evaluation of these properties are charged to current earnings with a provision for losses on foreclosed property in the period in which they are identified. Net operating income or expenses of such properties are included in other expenses. The Company did not have any other real estate owned as of December 31, 2006 or 2005.

(i) Income Taxes

The Company files a consolidated tax return. The provision for income taxes reflects tax expense incurred as a consolidated group. The expense is allocated among the members of the consolidated group in accordance with an intercompany agreement for tax expense.

The Company uses the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities that will result in future taxable or deductible amounts. The effect on deferred taxes of a change in tax rates is recognized in the year including the enactment date and is measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Management does not believe a valuation allowance is necessary at December 31, 2006 or 2005 as it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(j) Per Share Data

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the dilutive effect of stock options and non-vested stock using the treasury stock method.

(k) Advertising Costs

Advertising costs are expensed as incurred.

(l) Stock-Based Compensation

The Company adopted SFAS No. 123R, *Share-Based Payment*, on January 1, 2006, using the modified prospective method which applies SFAS No. 123R to new awards and to the portion of existing awards that have not completely vested as of January 1, 2006. The Company had no existing stock options that remained unvested as of January 1, 2006; therefore, no additional stock-based compensation expense for existing awards of stock options was recognized after adopting SFAS No. 123R. Previously, the Company had followed Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and had accounted for employee share options at intrinsic value. The information below for the years ended December 31, 2005 and 2004 was disclosed in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation*, and SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*. During 2006, the Company used the fair-value method to account for stock-based compensation and the fair value of stock options was estimated at the date of grant using a lattice option pricing model. Stock options granted with pro rata vesting schedules are expensed over the vesting period on a straight line basis.

Stock-based compensation expense recognized in the consolidated statements of income for the years ended December 31, 2006, 2005 and 2004 was $179,811, $704,300, and $145,582, respectively, with a related tax benefit of $61,136, $239,462, and $49,498, respectively. During 2006, 2005 and 2004, stock-based compensation expense was comprised of $13,372, $554,100, and $145,582, respectively, related to stock options which vested during the period. During 2006 and 2005, the remaining stock-based compensation expense of $166,439 and $150,200, respectively, related to share awards. There were no non-vested share awards that vested during 2004.

Reported and pro forma results and a summary of the assumptions used to value stock options granted during 2006, 2005 and 2004 were as follows:

Years Ended December 31,	**2006**	2005	2004
Reported net income after change in accounting principle	**$ 6,035,539**	$ 5,507,329	$ 4,134,015
Stock option expense (net of tax):			
As reported	**8,826**	365,706	96,084
Pro forma	**(8,826)**	(378,359)	(125,851)
Pro forma net income after change in accounting principle	**$ 6,035,539**	$ 5,494,676	$ 4,104,248
Net income per share after change in accounting principle:			
Basic-as reported	**$ 0.66**	$ 0.68	$ 0.52
Basic-pro forma	**0.66**	0.68	0.51
Diluted-as reported	**0.65**	0.66	0.50
Diluted-pro forma	**0.65**	0.65	0.50
Assumptions:			
Risk-free interest rate	**4.68%**	4.32%	3.94%
Volatility	**18.40%**	10.08%	21.62%
Dividend yield	**3.33%**	3.38%	2.86%
Weighted average expected term (in years)	**8.72**	8.60	7.75

The table above excludes stock-based compensation related to share awards. The table above includes the effect of a 2005 fourth quarter adjustment to stock-based compensation expense. For more information on this adjustment, please see Note No. 21 contained in this annual report. The information in the table above for 2006 reflects the adoption of SFAS No. 123R as of January 1, 2006; therefore, there is no difference between the stock option expense (net of tax) amounts as reported and the pro forma amounts.

Option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a representative single measure of the fair value at which transactions may occur. Expected volatility is based on historical volatility of the Company's traded shares. The expected term is calculated by the lattice option pricing model using assumptions regarding the contractual term of the stock options, vesting periods, the exercise price to market stock price multiple experienced by the Company, and the historical employee exit rate. Expected terms range from 8.10 years to 9.90 years for the stock options granted during 2006.

(m) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates. Material estimates that are particularly susceptible to changes in the near term are the allowance for loan losses, the valuation of deferred tax assets, the fair value of stock options, and the estimated fair value of financial instruments.

(n) Cash and Cash Equivalents

For the purpose of presentation in the consolidated statements of cash flows, the Company considers cash and due from banks, overnight funds sold, and interest-bearing deposits in other banks as cash and cash equivalents. Generally, overnight funds sold include federal funds sold and high quality money market instruments, which hold short-term debt securities that are U.S. Government issued or guaranteed.

(o) Comprehensive Income (Loss)

Comprehensive income (loss) represents all changes in equity that result from recognized transactions and other economic events of the period. Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under U.S. generally accepted accounting principles are included in comprehensive income but excluded from net income, such as unrealized gains and losses on investment securities available-for-sale.

(p) Cumulative Effect of Change in Accounting Principle

In accordance with Emerging Issues Task Force ("EITF") 03-16, Accounting for Investments in Limited Liability Companies, which was effective for reporting periods beginning after June 15, 2004, the Company began accounting for its investment in Tidewater Home Funding, LLC ("THF") under the equity method during the third quarter of 2004. The change from the cost method to the equity method caused an adjustment of $45,835, net of income tax, which was accounted for as a cumulative effect of change in accounting principle.

(q) Concentrations of Credit Risk

Construction and mortgage loans represent $282.6 million and $209.5 million of the total loan portfolio at December 31, 2006 and 2005, respectively. Substantially all such loans are collateralized by real property or other assets. These loans are expected to be repaid from the proceeds received by the borrowers from the sales or rentals of these properties to third parties.

At times the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk.

(r) Reclassification

Certain 2005 and 2004 amounts have been reclassified to conform to the 2006 presentation.

(2) Investment Securities

The amortized cost and estimated fair values of investment securities available-for-sale at December 31, 2006 and 2005 were as follows:

	2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment Securities Available-for-Sale:				
U.S. Treasury securities	$ 100,000	$ —	$ 1,461	$ 98,539
U.S. Agency securities	54,954,164	20,404	665,349	54,309,219
Mortgage backed securities	711,561	—	4,879	706,682
Equity securities	472,500	—	17,500	455,000
Total investment securities available-for-sale	$ 56,238,225	$ 20,404	$ 689,189	$ 55,569,440

	2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment Securities Available-for-Sale:				
U.S. Treasury securities	$ 100,000	$ —	$ 2,543	$ 97,457
U.S. Agency securities	71,979,985	28,912	1,001,710	71,007,187
Mortgage backed securities	9,311	4	—	9,315
Total investment securities available-for-sale	$ 72,089,296	$ 28,916	$ 1,004,253	$ 71,113,959

Investment securities available-for-sale in an unrealized loss position and temporarily impaired at December 31, 2006 and 2005 were as follows:

	2006					
	Less than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. Treasury securities	$ —	$ —	$ 98,539	$ 1,461	$ 98,539	$ 1,461
U.S. Agency securities	6,995,625	53,564	45,311,406	611,785	52,307,031	665,349
Mortgage backed securities	706,682	4,879	—	—	706,682	4,879
Equity securities	455,000	17,500	—	—	455,000	17,500
	$ 8,157,307	$ 75,943	$ 45,409,945	$ 613,246	$ 53,567,252	$ 689,189

	2005					
	Less than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. Treasury securities	$ —	$ —	$ 97,457	$ 2,543	$ 97,457	$ 2,543
U.S. Agency securities	40,358,750	481,809	22,649,062	519,901	63,007,812	1,001,710
	$ 40,358,750	$ 481,809	$ 22,746,519	$ 522,444	$ 63,105,269	$ 1,004,253

The unrealized loss positions on debt securities at December 31, 2006 were directly related to interest rate movements as there is minimal credit risk exposure in these investments. Investment securities with unrealized losses have interest rates that are less than the current interest rate environment and not a result of credit impairment. All debt securities are AAA rated investments. Bonds with unrealized loss positions at 2006 year-end included 1 U.S. Treasury security, 2 mortgage backed securities, and 42 U.S. Agency securities. The unrealized loss on equity securities at December 31, 2006 is considered by management to be temporary given the duration of the unrealized loss.

During 2004, investment securities available-for-sale with a total estimated fair value of $44,964,674 were sold, and a gain of $507,500 was recognized. There were no sales of securities in 2006 or 2005.

The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2006 by contractual maturity were as follows:

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 14,088,654	$ 13,963,227
Due after one year through five years	41,669,327	41,143,541
Due after ten years	480,246	462,672
	$ 56,238,227	$ 55,569,440

Investment securities that were pledged to secure deposits, outstanding borrowings, or available to secure future borrowings at December 31, 2006 and 2005 were as follows:

	2006	2005
Public deposits	**$ 11,873,879**	$ 9,769,876
Treasury, tax and loan deposits	**1,453,125**	1,442,344
FHLB borrowings	**26,170,469**	12,889,688
FRB borrowings	**2,969,063**	2,947,812
Debtor in possession deposit	**98,539**	97,457
	$ 42,565,075	$ 27,147,177

(3) Loans and Allowance for Loan Losses

The Company grants commercial, construction, real estate, and consumer loans to customers throughout its lending area. A substantial portion of debtors' abilities to honor their contracts is dependent upon the real estate and general economic environment of the lending area.

Major classifications of loans at December 31, 2006 and 2005 were as follows:

	2006	2005
Commercial	**$ 72,132,578**	$ 60,972,016
Construction	**116,812,110**	85,205,034
Real estate - commercial mortgage	**140,259,912**	104,313,449
Real estate - residential mortgage	**25,522,729**	20,010,503
Installment loans to individuals	**20,599,390**	15,107,168
Deferred loan fees and related costs	**(282,558)**	(278,235)
	$ 375,044,161	$ 285,329,935

Non-performing assets at December 31, 2006 and 2005 were as follows:

	2006	2005
Loans 90 days past due and still accruing interest	**$ —**	$ 30,112
Nonaccrual loans, including impaired loans	**1,629,990**	1,790,869
Real estate acquired in settlement of loans	—	—
	$ 1,629,990	$ 1,820,981

If interest on nonaccrual loans had been accrued, such income would have amounted to $153,128, $136,878 and $56,814 in 2006, 2005 and 2004, respectively, none of which was recognized in income.

Information on impaired loans at December 31, 2006, 2005 and 2004 was:

	2006	2005	2004
Impaired loans for which an allowance has been provided	**$ 1,854,990**	$ 1,770,656	$ 1,887,542
Impaired loans for which no allowance has been provided	**—**	—	—
Total impaired loans	**$ 1,854,990**	$ 1,770,656	$ 1,887,542
Allowance provided for impaired loans, included in the allowance for loan losses	**$ 438,998**	$ 354,131	$ 377,508
Average balance in impaired loans	**$ 1,936,082**	$ 1,777,615	$ 1,911,411
Interest income recognized from impaired loans	**$ 1,026**	$ —	$ —

Transactions affecting the allowance for loan losses for the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Balance at beginning of year	**$ 3,597,497**	$ 3,070,600	$ 2,948,011
Provision for loan losses	**180,000**	486,000	926,000
Loans charged off	**(59,118)**	(98,737)	(940,555)
Recoveries	**192,564**	139,634	137,144
Balance at end of year	**$ 3,910,943**	$ 3,597,497	$ 3,070,600

(4) Premises, Equipment and Leases

Premises and equipment at December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Land	**$ 4,321,467**	$ 3,580,313
Buildings and improvements	**6,008,298**	5,805,407
Leasehold improvements	**820,694**	812,650
Equipment, furniture and fixtures	**5,178,374**	4,526,455
	16,328,833	14,724,825
Less accumulated depreciation and amortization	**(4,144,949)**	(3,268,324)
	$ 12,183,884	$ 11,456,501

The Company leases the land upon which one of its branch offices is located. In addition, the Company also leases the buildings in which six branch offices are located. The lease terms range from one to eleven years and most include renewal options.

Total rent expense was $845,744 in 2006, $428,500 in 2005 and $304,598 in 2004. On May 26, 2005, the Company entered into a lease agreement for a portion of the first floor and the entire second floor of the Dominion Tower building located in downtown Norfolk, Virginia. The Company opened a branch office in the leased space on the first floor and relocated the executive offices to the second floor during the fourth quarter of 2005. Rent payments began during the fourth quarter of 2006.

Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more at December 31, 2006 were as follows:

2007	$ 830,418
2008	806,823
2009	776,597
2010	748,552
2011	744,506
2012 - 2016	3,297,451
	$ 7,204,347

The Company has entered into a contract as lessor for excess office space. Future minimum lease payments receivable under noncancelable leasing arrangements at December 31, 2006 were as follows:

2007	$ 84,443
2008	84,443
2009	28,148
	$ 197,034

(5) Deposits

The maturities of time deposits at December 31, 2006 and 2005 were as follows:

	2006		2005	
	Time Deposits Less than $100,000	**Time Deposits $100,000 or More**	Time Deposits Less than $100,000	Time Deposits $100,000 or More
Maturity of:				
3 months or less	**$ 11,506,473**	**$ 20,801,560**	$ 8,404,562	$ 4,331,946
Over 3 months - 6 months	**15,831,990**	**24,426,473**	5,603,594	8,817,057
Over 6 months - 12 months	**15,969,016**	**9,074,891**	10,425,598	6,070,549
1 year - 2 years	**11,290,285**	**6,300,140**	14,402,170	5,468,777
2 years - 3 years	**7,491,413**	**3,594,608**	8,358,404	3,533,581
3 years - 4 years	**10,270,500**	**4,899,477**	6,741,940	2,285,090
4 years - 5 years	**4,396,863**	**3,531,250**	7,180,243	3,886,834
	$ 76,756,540	**$ 72,628,399**	$ 61,116,511	$ 34,393,834

(6) Federal Home Loan Bank Borrowings

At December 31, 2006 and 2005, the Company had borrowings from the FHLB system totaling $38,000,000 and $30,500,000, respectively. Interest only is payable on a monthly basis until maturity. Maturities of FHLB borrowings at December 31, 2006 were as follows:

	Interest Rate	Balance
Maturity Date:		
May 2007	2.74%	$ 2,500,000
September 2007	3.40	5,500,000
January 2008	3.92	5,000,000
May 2008	2.83	5,000,000
January 2009	4.18	5,000,000
May 2009	5.53	5,000,000
June 2009	5.68	5,000,000
April 2011	5.46	5,000,000
		$ 38,000,000

The borrowings were collateralized by a blanket lien on the Company's 1-4 family residential real estate loans, with carrying values of $19,144,117 and $13,471,104 as of December 31, 2006 and 2005, respectively, commercial real estate loans with carrying values of $5,101,268 and $11,992,348 as of December 31, 2006 and 2005, respectively, and investment securities with carrying values of $26,170,469 and $12,889,688 as of December 31, 2006 and 2005, respectively.

(7) Income Taxes

Total income tax was allocated for the years ended December 31, 2006, 2005 and 2004 as follows:

	2006	2005	2004
Provision for income taxes before cumulative effect of change in accounting principle	**$ 3,134,585**	$ 2,869,991	$ 2,139,583
Tax effect of change in accounting principle	—	—	23,607
Shareholders' equity for unrealized gain (loss) on securities available-for-sale	**104,228**	(223,911)	(370,462)
Shareholders' equity for excess tax benefit realized from stock options exercised	**(147,018)**	(121,321)	(137,996)
	$ 3,091,795	$ 2,524,759	$ 1,654,732

Income tax expense (benefit) applicable to income before taxes and before cumulative effect of change in accounting principle consists of:

	2006	2005	2004
Current	**$ 3,496,887**	$ 3,302,973	$ 2,112,657
Deferred	**(362,302)**	(432,982)	26,926
	$ 3,134,585	$ 2,869,991	$ 2,139,583

The significant components of deferred income tax expense (benefit) were as follows:

	2006	2005	2004
Deferred income tax expense (benefit)	**$ (398,884)**	$ (469,565)	$ (9,656)
NOL carryforward	**36,582**	36,583	36,582
	$ (362,302)	$ (432,982)	$ 26,926

The provisions for income taxes for the years ended December 31, 2006, 2005 and 2004 differ from the amount computed by applying the statutory federal income tax rate of 34% to income before taxes. The differences were as follows:

	2006	2005	2004
Income taxes at statutory rates	**$ 3,117,842**	$ 2,848,289	$ 2,117,443
Increase resulting from:			
Nondeductible expenses	**17,268**	20,382	20,242
Other	**(525)**	1,320	1,898
Income tax expense before cumulative effect of change in accounting principle	**$ 3,134,585**	$ 2,869,991	$ 2,139,583

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2006 and 2005 were as follows:

	2006	2005
Deferred tax assets:		
Allowance for loan losses	**$ 1,089,508**	$ 1,152,063
Unrealized loss on securities available-for-sale	**227,387**	331,615
Nonaccrual loan interest	**122,533**	—
Rent payable	**179,408**	—
Deferred directors' fees	**107,834**	69,523
Nonqualified deferred compensation	**1,248,619**	982,241
Net operating loss carryforward	—	36,582
Total deferred tax assets	**2,975,289**	2,572,024
Defered tax liabilities:		
Depreciation	**679,898**	567,838
Affiliate income	**86,274**	53,143
Total deferred tax liabilities	**766,172**	620,981
Net deferred tax asset	**$ 2,209,117**	$ 1,951,043

At December 31, 2006, the Company had utilized the remaining net operating loss carryforward of $107,595 for income tax purposes, resulting from a 1992 acquisition. The amount of net operating loss carryforward utilization was limited to $107,595 per year.

(8) Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk which have not been recognized in the consolidated balance sheets. The contract amount of these instruments reflects the extent of the Company's involvement or "credit risk."

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Unless noted otherwise, the Company requires collateral or other security to support financial instruments with credit risk. Contractual amounts at December 31, 2006 and 2005 were:

	2006	2005
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	**$ 90,598,124**	$ 66,622,791
Standby letters of credit	**10,039,282**	13,459,838
	$ 100,637,406	$ 80,082,629

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, and real estate.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of the contractual obligation by a customer to a third party. The majority of these guarantees extend until satisfactory completion of the customer's contractual obligation. Management does not anticipate any material losses will arise from additional funding of the aforementioned commitments or letters of credit.

(9) Profit Sharing Plan

The Company has a defined contribution 401(k) plan. All employees who are 21 years of age and have completed one year of service are eligible to participate. During 2006, employees under the age of 50 were able to contribute up to $15,000 and employees 50 years and older were able to contribute up to $20,000. The Company contributed 100% of the employees' contributions up to 4% of salary. The Company may also make an additional discretionary contribution. Company contributions will not exceed the maximum amount deductible annually for income tax purposes. The Company made discretionary contributions of $119,000, $196,000 and $161,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The Company also made matching contributions of $185,031, $53,430 and $48,913 for the years ended December 31, 2006, 2005 and 2004, respectively. The Company offers its stock as an investment option under the 401(k) plan. The plan purchased 11,333, 8,952, and 9,365 shares at prices of $10.80, $9.75, and $10.10 per share in 2006, 2005 and 2004, respectively.

(10) *Supplemental* Retirement Agreements and Executive Savings Plan

The Company has entered into supplemental retirement agreements with several key officers. Under these agreements, all but one of the officers are each eligible to receive an annual benefit payable in either ten or fifteen installments each equal to $50,000 following the attainment of their Plan Retirement Date. The other officer is eligible to receive an annual benefit payable in fifteen installments equal to 50% of his Benefit Computation Base following the attainment of his Plan Retirement Date. The Benefit Computation Base is calculated as the average compensation including bonuses from the Company over the three consecutive completed calendar years just prior to the year of retirement or termination. In connection with these agreements, the Company has purchased life insurance policies which name the Company as beneficiary. The total cash surrender value for these life insurance policies at December 31, 2006 and 2005 was $661,640 and $566,448, respectively, which is included in other assets. The Company recognizes expense each year related to these agreements based on the present value of the benefits expected to be provided to the employees and any beneficiaries. The change in benefit obligation and funded status for the years ended December 31, 2006, 2005 and 2004 was as follows:

	2006	2005	2004
Benefit obligation at beginning of year	**$ 1,124,635**	$ 857,867	$ 672,785
Service cost	**423,065**	224,495	151,443
Interest cost	**102,617**	42,273	33,639
Benefit obligation at end of year	**1,650,317**	1,124,635	857,867
Fair value of plan assets	**—**	—	—
Funded status	**$ (1,650,317)**	$ (1,124,635)	$ (857,867)

The amounts recognized in the consolidated balance sheets as of December 31, 2006 and 2005 consisted of:

	2006	2005
Accrued benefit cost included in other liabilities	**$ (1,650,317)**	$ (1,124,635)

The components of net periodic benefit cost for the years ended December 31, 2006, 2005 and 2004 consisted of:

	2006	2005	2004
Service cost	**$ 423,065**	$ 224,495	$ 151,443
Interest cost	**102,617**	42,273	33,639
Net periodic benefit cost	**$ 525,682**	$ 266,768	$ 185,082

The weighted-average assumptions used to determine benefit obligations at December 31, 2006 and 2005, and to determine net periodic benefit cost for the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Discount rate	**7.00%**	7.00%	7.00%
Rate of compensation increase	**3.00%**	3.00%	3.00%

The rate of compensation increase only applies to the one officer agreement with a Benefit Computation Base.

The Company does not expect to make contributions to fund the supplemental retirement agreements in 2007. As of December 31, 2006, the following benefit payments are expected to be paid over the next ten years:

2007	$ —
2008	—
2009	—
2010	317,981
2011	317,981
2012 - 2016	1,589,905
	$ 2,225,867

The Company has implemented an Executive Savings Plan with certain officers whereby an initial contribution made by the officers will be matched each year by the Company as long as the officers' employment continues. During 2006, participants were offered the election to use funds in the plan to purchase employer stock and become 100% vested in the plan. The employer stock purchased by the plan is held in a Rabbi Trust for the benefit of each individual participant. Contributions into the plan subsequent to this election may be used to purchase employer stock or may be placed in savings accounts for the benefit of each individual participant and earn interest at the highest rate currently being paid on a Company certificate of deposit. Company contributions to the Executive Savings Plan during 2006, 2005 and 2004 were $217,000, $123,771, and $166,560, respectively.

(11) Dividend Reinvestment and Optional Cash Purchase Plan

The Company has a Dividend Reinvestment and Optional Cash Purchase Plan. The plan enables shareholders to receive cash payment or reinvest their dividends. The stock purchased through the plan directly from the Company, is valued at the weighted average sales price of the Company's common stock in transactions occurring during the 60 calendar days immediately prior to the purchase date. The purchase price of shares purchased on the open market is the actual current market price of the shares purchased on the applicable purchase date. In 2006, $2,655,947 of the $4,714,796 total dividend declared was reinvested. In 2005, $1,799,531 of the $2,907,586 total dividend declared was reinvested. In 2004, $1,265,360 of the $2,622,648 total dividend declared was reinvested.

(12) Director and Employee Stock Compensation Plans

During 2006, 2005 and 2004 the Company authorized the grant of options to employees and directors for 210,131, 135,096 and 125,703 shares, respectively, of the Company's common stock under stock compensation plans that have been approved by the Company's shareholders. All outstanding options granted previous to December 31, 2006 have 10-year terms and are fully vested and exercisable at the date of grant. The options granted on December 31, 2006 have 10-year terms and vest ratably over periods that range from 1 year to 5 years. A summary of the Company's stock option activity and related information is as follows:

	Options Outstanding	Weighted Average Exercise Price
Balance at December 31, 2003	952,718	$ 6.90
Granted	125,703	8.65
Exercised	(67,799)	5.51
Expired	(15,836)	10.40
Balance at December 31, 2004	994,786	7.15
Granted	135,096	10.47
Exercised	(97,828)	5.63
Expired	(7,495)	11.23
Balance at December 31, 2005	1,024,559	7.70
Granted	**210,131**	**11.93**
Exercised	**(277,041)**	**5.80**
Expired	**(27,679)**	**8.94**
Balance at December 31, 2006	**929,970**	**$ 9.19**

In 2006 and 2005, 277,041 and 97,828 options were exercised, respectively; however, only 198,158 and 85,421 new shares, respectively, were issued since 78,883 and 12,407 shares, respectively, of previously acquired stock were used to exercise some of the options.

Information pertaining to fully vested options outstanding and exercisable as of December 31, 2006 was as follows:

Range of Exercise Prices	Aggregate Intrinsic Value	Number of Options	Remaining Contractual Life (in years)	Weighted Average Exercise Price
$ 3.750 - $ 4.000	$ 444,768	55,236	4.21	$ 3.95
4.375 - 5.970	525,388	80,983	2.43	5.51
6.530 - 8.770	1,165,016	284,926	5.19	7.91
9.750 - 11.800	477,185	308,825	6.93	10.45
$ 3.750 - $ 11.800	$ 2,612,357	729,970	5.55	$ 8.42

The weighted-average grant-date fair value of stock options granted during 2006, 2005 and 2004 was $1.96, $1.41, and $1.52, respectively. The total intrinsic value at grant date of stock options exercised during 2006, 2005 and 2004 was $506,699, $155,416, and $44,032, respectively. Cash received from stock option exercises during 2006, 2005 and 2004 was $756,648, $408,452, and $373,675, respectively. The excess tax benefit realized for the tax deductions from option exercises totaled $147,018, $121,321, and $137,996, respectively, for 2006, 2005 and 2004. The Company has a policy of issuing new shares to satisfy stock option exercises and has 2,323,324 shares available under shareholder approved stock incentive plans. However, shares may be repurchased in open market or privately negotiated transactions under certain circumstances. As of December 31, 2006, there was $431,925 of unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 4.38 years.

As of December 31, 2006, the Company had granted non-vested shares to certain directors and employees as part of incentive programs and to those directors who elected to use deferred directors' fees to purchase non-vested shares. Non-vested shares awarded to employees and directors as part of incentive programs have vesting schedules that range from four to nine years and are expensed over the same schedules. Non-vested shares issued to directors as a method of deferring their directors' fees are expensed at the time the fees are earned by the director. A summary of the Company's non-vested share activity and related information is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2004	—	$ —
Granted	33,045	10.71
Vested	3,000	10.65
Balance at December 31, 2005	30,045	10.71
Granted	20,131	10.81
Vested	3,000	10.65
Balance at December 31, 2006	47,176	$ 10.76

As of December 31, 2006, there was $254,812 of total unrecognized compensation cost related to non-vested share awards. That cost is expected to be recognized over a weighted average period of 5.14 years. The total fair value of shares vested during the years ended December 31, 2006 and 2005 was $36,000 and $31,950, respectively. No shares vested during 2004.

(13) Employment Agreements

The Company has employment agreements with eleven officers. Three of the agreements expire in 2007, one expires in 2008, two expire is 2009, and five expire in 2011. The agreements will automatically renew at the end of their terms unless the officer is notified in writing. Among other things, the agreements provide for severance benefits payable to the officers upon termination of employment following a change of control in the Company.

(14) Other Expenses

A summary of other expenses for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Advertising and marketing	**$ 481,398**	$ 304,089	$ 240,128
Telephone and postage	**294,407**	281,548	283,075
Professional	**366,683**	379,853	184,125
Bank franchise tax	**279,754**	251,332	230,115
Equipment	**304,140**	205,437	181,386
ATM and VISA Check Card expense	**422,840**	466,605	359,108
Directors' and advisory board fees	**284,450**	313,299	254,450
Other	**1,130,584**	1,206,982	976,062
	$ 3,564,256	$ 3,409,145	$ 2,708,449

(15) Restrictions on Loans and Dividends from Subsidiaries

Regulatory agencies place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The amount of dividends the Bank may pay to the Company, without prior approval, is limited to current year earnings plus retained net profits for the two preceding years. At December 31, 2006, the amount available was approximately $7.4 million. Loans and advances are limited to 10% of the Bank's shareholders' equity. As of December 31, 2006, funds available for loans or advances by the Bank to the Company were approximately $6.9 million.

(16) Regulatory Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements of the FRB. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes that, as of December 31, 2006, the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the FRB categorized the Company and the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, minimum amounts and ratios, as set forth in the table that follows, must be maintained. There are no conditions or events since that notification that management believes have changed the Company's or Bank's category.

A summary of the Company's and the Bank's required and actual capital components follows:

(in thousands)	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006						
Tier 1 Capital:						
Consolidated Company	**$ 70,604**	**17.47%**	**$ 16,166**	**4.00%**	**$ 24,249**	**6.00%**
Bank	**68,639**	**17.04**	**16,114**	**4.00**	**24,171**	**6.00**
Total Risk-Based Capital:						
Consolidated Company	**74,515**	**18.44**	**32,332**	**8.00**	**40,415**	**10.00**
Bank	**72,550**	**18.01**	**32,228**	**8.00**	**40,285**	**10.00**
Leverage Ratio:						
Consolidated Company	**70,604**	**15.11**	**18,693**	**4.00**	**23,366**	**5.00**
Bank	**68,639**	**14.69**	**18,693**	**4.00**	**23,366**	**5.00**
As of December 31, 2005						
Tier 1 Capital:						
Consolidated Company	$ 49,774	15.47%	$ 12,867	4.00%	$ 19,301	6.00%
Bank	44,126	13.79	12,804	4.00	19,205	6.00
Total Risk-Based Capital:						
Consolidated Company	53,371	16.59	25,734	8.00	32,168	10.00
Bank	47,723	14.91	25,607	8.00	32,009	10.00
Leverage Ratio:						
Consolidated Company	49,774	12.37	16,100	4.00	20,124	5.00
Bank	44,126	11.00	16,041	4.00	20,052	5.00

(17) Disclosures About Fair Value of Financial Instruments

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair value for its financial instruments, as defined by SFAS No. 107:

(a) Cash and Cash Equivalents

The carrying amount approximates fair value.

(b) Investment Securities Available-for-Sale

Fair values are based on published market prices or dealer quotes. Investment securities available-for-sale are carried at their aggregate fair value.

(c) Federal Home Loan Bank Stock and Federal Reserve Bank Stock

The carrying amount approximates fair value.

(d) Loans

For credit card and other loan receivables with short-term and/or variable characteristics, the carrying value approximates fair value. The fair value of other loans is estimated by discounting the future cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

(e) Interest Receivable and Interest Payable

The carrying amount approximates fair value.

(f) Deposits

The fair value of noninterest bearing deposits and deposits with no defined maturity, by SFAS No. 107 definition, is the amount payable on demand at the reporting date. The fair value of time deposits is estimated by discounting the future cash flows using the current rates at which similar deposits would be made.

(g) FHLB Borrowings

The fair value of FHLB borrowings is estimated using discounted cash flow analysis based on the rates currently offered for borrowings of similar remaining maturities.

(h) Commitments to Extend Credit and Standby Letters of Credit

The only amounts recorded for commitments to extend credit and standby letters of credit are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 2006 and 2005, and as such, the related fair values have not been estimated.

The estimated fair value of the Company's financial instruments required to be disclosed under SFAS No. 107 at December 31, 2006 and 2005 were:

	2006		2005	
	***Carrying* Value**	***Estimated* Fair Value**	*Carrying* Value	*Estimated* Fair Value
Assets:				
Cash and due from banks	**$ 17,112,616**	**$ 17,112,616**	$ 17,513,955	$ 17,513,955
Overnight funds sold	**9,524,445**	**9,524,445**	18,294,012	18,294,012
Interest-bearing deposits in other banks	**161,490**	**161,490**	932,688	932,688
Federal Home Loan Bank stock	**2,597,900**	**2,597,900**	2,057,100	2,057,100
Federal Reserve Bank stock	**1,377,350**	**1,377,350**	654,600	654,600
Investment securities available-for-sale	**55,569,440**	**55,569,440**	71,113,959	71,113,959
Loans	**375,044,161**	**370,790,572**	285,329,935	282,923,035
Interest receivable	**2,281,945**	**2,281,945**	1,761,570	1,761,570
Liabilities:				
Deposits	**363,261,329**	**365,171,331**	327,446,517	328,960,581
Interest payable	**1,472,889**	**1,472,889**	490,182	490,182
FHLB borrowings	**38,000,000**	**37,679,316**	30,500,000	29,808,700

(18) Subsequent Events

On January 23, 2007, the Company declared a cash dividend of $0.10 per share payable March 15, 2007, to shareholders of record on February 15, 2007.

(19) Condensed Parent Company Only Financial Statements

The condensed financial position as of December 31, 2006 and 2005 and the condensed results of operations and cash flows for each of the years in the three-year period ended December 31, 2006, of Hampton Roads Bankshares, Inc., parent company only, are presented below.

Condensed Balance Sheets

December 31,	**2006**	2005
Assets:		
Cash on deposit with Bank	**$ 548,133**	$ 4,038,464
Equity securities available-for-sale	**455,000**	—
Investment in subsidiaries	**68,312,951**	43,524,284
Investment in affiliates	**846,608**	782,748
Loans	—	800,000
Interest receivable	—	2,707
Other assets	**5,950**	—
Total assets	**$ 70,168,642**	$ 49,148,203
Liabilities and Shareholders' Equity:		
Other liabilities	**$ 6,099**	$ 17,674
Shareholders' equity	**70,162,543**	49,130,529
Total liabilities and shareholders' equity	**$ 70,168,642**	$ 49,148,203

Condensed Statements of Income

Years Ended December 31,	**2006**	2005	2004
Income:			
Dividends from Bank	**$ 3,564,334**	$ 2,907,586	$ 1,435,583
Income from affiliates	**141,723**	77,906	165,207
Interest income	**16,849**	241,457	98,207
Total income	**3,722,906**	3,226,949	1,698,997
Expenses:			
Interest expense	—	139,325	29,801
Other expense	**86,132**	40,890	56,206
Total expense	**86,132**	180,215	86,007
Income before income taxes and equity in undistributed earnings of subsidiaries	**3,636,774**	3,046,734	1,612,990
Provision for income taxes	**(24,105)**	(49,312)	(63,193)
Equity in undistributed earnings of subsidiaries	**2,422,870**	2,509,907	2,584,218
Net income	**$ 6,035,539**	$ 5,507,329	$ 4,134,015

Condensed Statements of Cash Flows

Years Ended December 31,	2006	2005	2004
Operating Activities:			
Net income	**$ 6,035,539**	$ 5,507,329	$ 4,134,015
Adjustments:			
Equity in undistributed earnings of subsidiaries	**(2,422,870)**	(2,509,907)	(2,584,218)
Stock-based compensation expense	**179,811**	704,300	—
Advisory board fees	**25,300**	—	—
Depreciation and amortization	—	—	22,138
Change in other assets	**216,581**	(514,943)	(236,007)
Change in other liabilities	**(11,575)**	95,595	267,850
Net cash provided by operating activities	**4,022,786**	3,282,374	1,603,778
Investing Activities:			
Purchase of equity securities available-for-sale	**(472,500)**	—	—
Net (increase) decrease in loans	**800,000**	4,999,375	(5,799,375)
Investment in subsidiaries	**(22,365,797)**	—	—
Investment in affiliates	**(63,860)**	(96,059)	(421,690)
Net cash provided by (used in) investing activities	**(22,102,157)**	4,903,316	(6,221,065)
Financing Activities:			
Net increase (decrease) in borrowings	—	(3,800,000)	3,800,000
Issuance of shares in rights and public offering	**20,156,280**	—	—
Stock issuance costs	**(1,109,824)**	—	—
Common stock repurchased	**(3,424,628)**	(1,092,378)	(396,960)
Dividends paid, net	**(2,058,849)**	(1,108,055)	(1,357,288)
Excess tax benefit realized from stock options exercised	**147,018**	—	—
Proceeds from exercise of stock options	**756,648**	408,452	373,675
Issuance of shares to 401(k) plan	**122,395**	87,284	94,586
Net cash provided by (used in) financing activities	**14,589,040**	(5,504,697)	2,514,013
Increase (decrease) in cash and cash equivalents	**(3,490,331)**	2,680,993	(2,103,274)
Cash and cash equivalents at beginning of year	**4,038,464**	1,357,471	3,460,745
Cash and cash equivalents at end of year	**$ 548,133**	$ 4,038,464	$ 1,357,471

(20) Related Party Transactions

The Company has a 19% interest in THF. The Company accounts for this investment under the equity method. On December 19, 2001, the Bank established a warehouse credit facility for THF for up to $5,194,950. As of December 31, 2006 and 2005, THF had drawn $2,347,249 and $1,953,267 on this warehouse line of credit, at a variable rate of 8.25% and 7.25%, respectively.

The Company has an 11% ownership in Davenport Financial Fund, LLC. This investment is accounted for under the equity method.

The Company has a 4% ownership in Bankers Investment Group, LLC in order to facilitate the sale of securities-related products and services to its customers and the general public. The Company accounts for this investment under the cost method.

Loans are made to the Company's executive officers and directors and their associates during the ordinary course of business. In management's opinion, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with other persons and do not involve more than normal risk of collectibility or present other unfavorable features. At December 31, 2006 and 2005, loans to executive officers, directors and their associates amounted to $22,547,499 and $9,321,517, respectively. During 2006, additional loans and repayments of loans by executive officers, directors and their associates were $16,659,089 and $3,433,107, respectively.

(21) Significant 2005 Adjustments

In the fourth quarter of 2005, management in consultation with its external auditors, KPMG LLP ("KPMG") determined that the Company had misapplied Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"). The misapplication, which was not intentional, previously was undetected by management and KPMG in the Company's audited Consolidated Financial Statements. The misapplication arose from the Company's use of independent, third party appraisals to establish the fair value of the Company's common stock in connection with stock option grants rather than quoted market prices. For a number of reasons, management believed that the independent appraisal of fair value represented a more reliable pricing mechanism for a thinly traded small capitalization stock and that the methodology was an acceptable practice. Although APB No. 25 recognizes that quoted market prices may not always be indicative of fair value, it directs companies to use quoted market prices in the measurement of compensation expense for stock options. Following a thorough analysis of the differences resulting from the misapplication, the Company determined that Consolidated Financial Statements for the years 2003 and 2004 were impacted. The analysis concluded that the amount of the differences was not material to the Consolidated Financial Statements in either year, nor was it material on a cumulative basis in 2005. As a result, the Company in further consultation with KPMG, made adjustments to its Consolidated Financial Statements in the year ended December 31, 2005 to correct the previous misapplication. The adjustment related to 2003 and 2004 Consolidated Financial Statements had the effect of increasing stock-based compensation expense $318 thousand and, thus, decreasing net income $210 thousand after the related tax effect.

In addition to the above matter, management in consultation with KPMG determined that the Company misclassified the accrued compensation expense for unexercised stock options as a liability rather than as a component of shareholders' equity in prior audited Consolidated Financial Statements. The misclassification, which was not material to the Company's Consolidated Financial Statements, does not affect the reporting of total assets or the Company's earnings in any period. An adjustment was made in the Company's 2005 Consolidated Financial Statements in the amount of $1.20 million, which had the effect of reducing liabilities and increasing shareholders' equity by that amount. The net effect of the reclassification adjustment and the change in methodology for measuring compensation expense for stock options was an increase in shareholders' equity of $1.52 million, or $0.18 in book value per share.

(22) Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for the years ended December 31, 2006 and 2005 is as follows:

	2006			
	Fourth	**Third**	**Second**	**First**
Interest income	**$ 8,448,531**	**$ 7,906,899**	**$ 7,149,441**	**$ 6,516,400**
Interest expense	**2,896,191**	**2,560,813**	**1,951,543**	**1,714,738**
Net interest income	**5,552,340**	**5,346,086**	**5,197,898**	**4,801,662**
Provision for loan losses	**90,000**	**90,000**	**—**	**—**
Noninterest income	**830,016**	**853,808**	**799,597**	**914,458**
Noninterest expense	**3,830,364**	**3,800,453**	**3,604,487**	**3,710,437**
Income before provision for income taxes	**2,461,992**	**2,309,441**	**2,393,008**	**2,005,683**
Provision for income taxes	**840,019**	**789,886**	**818,898**	**685,782**
Net income	**$ 1,621,973**	**$ 1,519,555**	**$ 1,574,110**	**$ 1,319,901**
Basic earnings per share	**$ 0.16**	**$ 0.16**	**$ 0.18**	**$ 0.16**
Diluted earnings per share	**$ 0.16**	**$ 0.16**	**$ 0.17**	**$ 0.16**

	2005			
	Fourth	Third	Second	First
Interest income	$ 7,097,244	$ 6,246,555	$ 5,902,209	$ 5,312,103
Interest expense	1,641,748	1,530,180	1,432,015	1,264,944
Net interest income	5,455,496	4,716,375	4,470,194	4,047,159
Provision for loan losses	—	177,000	162,000	147,000
Noninterest income	683,966	849,560	770,588	910,353
Noninterest expense	3,866,504	3,106,447	3,086,284	2,981,136
Income before provision for income taxes	2,272,958	2,282,488	1,992,498	1,829,376
Provision for income taxes	777,521	779,777	687,566	625,127
Net income	$ 1,495,437	$ 1,502,711	$ 1,304,932	$ 1,204,249
Basic earnings per share	$ 0.18	$ 0.19	$ 0.16	$ 0.15
Diluted earnings per share	$ 0.18	$ 0.18	$ 0.16	$ 0.14

REGIONAL BOARD MEMBERS

Chesapeake/Suffolk

Robert G. Bagley
Retired, Bank of Hampton Roads

Phil L. Black
Century 21 First Colony Realty

The Honorable Harry B. Blevins
State Senator

James S. Creekmore
Creekmore Hardware

William B. Cross
Ashdon Builders, Inc.

Durwood S. Curling
Retired Executive Director
Southeastern Public Service Authority

Christopher H. Falk
Attorney at Law

Rodney L. Foster
Rodney Foster Construction

Mickey Garcia
Garcia Development, LLC

Jack W. Gibson
Bank of Hampton Roads

Erik P. Gordon
Attorney at Law

Charles G. Hackworth Sr.
Hackworth Reprographics, Inc.

Martin W. Holton
Forrest Septic Tank Contractors, Inc.

Douglas R. Jewell
EMS Industrial, Inc.

H. Lynn Keffer
Crossroads Fuel, Inc.

Robert R. Kinser
Basnight, Kinser, Telfeyan, Leftwich & Nuckolls, P.C.

Patricia S. Lawrence
Lawrence Pharmacy, Inc.

Robert G. MacDonald
MacDonald, Plumlee & Overton

Richard H. Matthews
Pender & Coward, P.C.

Thomas F. May
Vexon Chemicals, Inc.

Rev. James W. McNeil
McNeil Bus Service

Davis R. Mellott
Southeastern Equipment Corporation

Philip V. Miller
Virginia Door, Inc.

Herbert Mitchell Jr.
Mitchell's Complete Upholstery, Inc.

JoAnn H. Nesson
John C. Holland Enterprises

John R. Newhart
Sheriff, City of Chesapeake

Hugo A. Owens Jr.
The Nia Corp.

Roderick L. Pierce
Retired, Bank of Hampton Roads

Jeffrey P. Powell MD, DDS
Chesapeake Ear, Nose & Throat Associates, P.C.

Richard G. Pretlow
Pretlow & Sons Funeral Home

Bobby L. Ralph
Former Director of Social Services, City of Suffolk

Robert C. Rhoads
Hoffman Industries, Inc.

Adrian T. Robertson
Allied Concrete Products, LLC

Clay Robertson
Robertson Insurance Agency /
WBR Insurance Agency

Willard F Robins III
Willard F. Robins, III, CPA, PC

Judson H. Rodman
Rodman's Bar-B-Que

Suzanne Rose
Rose and Womble Realty Company

James R. Rountree
Rountree Construction Co., Inc.

James F. Russell Sr.
Supreme Petroleum, Inc./
Holiday Foods/Holiday Ice., Inc.

R. Curtis Saunders Jr.
Vico Construction Corporation

David L. Schloff
Great Bridge Servicenter, LLC

J. Wayne Scott
Frank E. Sheffer & Co.

Clifton D. Sipe
Atlantic Coastal Clearing & Grading, Inc.

Roland Carroll Smith Sr.
Hearndon Construction Corp.

Robert B. Speight
Greenway Farms, Ltd.

Elizabeth F. St. John
First District Court Service Unit, City of Chesapeake

Gayle F. Upchurch
The Shoetique

Jeffrey A. Valentine
Valentine & Bruns, Inc.

Emil A. Viola
Vico Construction Corporation

Pat E. Viola
Vico Construction Corporation

Patricia C. Whitehurst
Civic Leader

Gilbert J. Wirth Jr.
Prentis, LLC

Constantine L. Zinovis
Restauranteur

Virginia Beach

Eric C. Anderson
Lakeside Construction Corporation

E. Lee Boyce III
Boyce-Widener, Ltd.

B. G. Campbell
Community Group, Inc.

William N. Dozier
Dozier Tire and Auto Center

Jack W. Gibson
Bank of Hampton Roads

Izaak D. Glasser
Glasser & Macon, P.C.

Douglas J. Glenn
Pender & Coward, P.C.

Herman A. Hall III
Hallmark Development, LLC

John Katsias
Katsias Company

David E. Kellam
Kellam & Eaton, Inc.

Pete O. Kotarides
The Kotarides Companies

James W. Lam
Attorney & Counselor at Law

Michael A. Leanzo
Mid-Atlantic Coatings, Inc.

James D. Marx
Broadbay Cotton

Gary L. Minson
1-800 SKILLED.COM

Townsend Oast
Retired Past President of Virginia Bankers Association

Robert L. Samuel Jr.
Williams Mullen

Norris W. Shirley
Retired Farmer

Kenneth R. Sims
Custom Stone Company, Inc.

Kevin R. Sims
Custom Stone Company, Inc.

Cynthia W. Snyman
Slip-Free Systems of Virginia

Leo Thomas
Ron Zoby Tours

Jeffrey M. Tourault
Atlantic Foundations, Inc.

William F. Whitlow
Whitlow Baker

Robert A. Widener
Ainslie-Widener, Inc.

Benjamin J. Willis III
Willis Furniture Company, Inc.

Patricia M. Windsor
Retired, Lakeside Construction Corporation

Norfolk

Warren L. Aleck
Retired President, Great Bridge Foods, Inc. t/a Earle's Markets

G. Ray Bunch Jr.
Budget Rent A Car

Stuart H. Buxbaum
S&E Builders

Elaine Czohara
Adams Outdoor Advertising

Edward A. Fiorella
Norfolk Sheriff's Office

Leigh Anne Folkes
Hassell & Folkes, P.C.

S. G. Folkes
Consultant

Jack W. Gibson
Bank of Hampton Roads

Robert A. Goldwasser
Sysco Foods of Hampton Roads

L. Steve Gossett
Virginia Auto Rental, Inc.

Donald M. Koble
Virginia Auto Rental, Inc.

Robert J. McCabe
Sheriff, City of Norfolk

Yale Nesson
AARD Screenprinters & Embroidery

Robert H. Powell III
Kaufman & Canoles, P.C.

Robert F. Sharak
Hampton Roads Partnership

Jordan E. Slone
Harbor Group International

Donald Stakes
Discount Plumbing, Inc.

George Stenke
Investor

Jonathon L. Thornton
Pierce & Thornton, PLC

Neal S. Windley
Habitat for Humanity

W. Lewis Witt
Inner-View, Ltd.

W. Randy Wright
Randy Wright's Printing

Robert L. Young
Ryan Enterprises, Inc.

Michael P. Zarpas
Global Real Estate Investment

SHAREHOLDER INFORMATION

Board of Directors

Emil A. Viola
Chairman of the Board
Treasurer, Vico Construction Corporation

Jack W. Gibson
President and Chief Executive Officer, Hampton Roads Bankshares, Inc.

Douglas J. Glenn
Attorney at Law,
Pender & Coward, P.C.;
General Counsel and Secretary,
Geeks on Call America, Inc.

Herman A. Hall, III
Managing Member,
Hallmark Development, LLC

Robert R. Kinser
Attorney at Law,
Basnight, Kinser, Telfeyan,
Leftwich & Nuckolls, P.C.

Bobby L. Ralph
Former Director of Social Services,
City of Suffolk

Jordan E. Slone
Chairman and Chief Executive Officer,
Harbor Group International

Roland Carroll Smith, Sr.
President and Chief Executive Officer,
Hearndon Construction Corporation

Patricia M. Windsor
Retired, Secretary-Treasurer,
Lakeside Construction Corporation

W. Lewis Witt
Owner,
Inner-View, Ltd.

Executive Officers

Jack W. Gibson
President and
Chief Executive Officer

Julie R. Anderson
Senior Vice President and
Chief Credit Officer

Donald W. Fulton, Jr.
Senior Vice President and
Chief Financial Officer

Tiffany K. Glenn
Senior Vice President,
Marketing Officer and
Corporate Secretary

Gregory P. Marshall
Senior Vice President,
Area Loan Executive and
Commercial Loan Officer

Reneé R. McKinney
Senior Vice President and
Branch Administrator

FINANCIAL INFORMATION

Shareholders, analysts and investors seeking financial information about the Company, including copies of Form 10-K filed with the Securities and Exchange Commission, may contact:

Donald W. Fulton, Jr.
Senior Vice President and Chief Financial Officer
Hampton Roads Bankshares, Inc.
999 Waterside Drive, Suite 200
Norfolk, VA 23510
(757) 217-1000

STOCK INFORMATION

The Company's common stock trades under the symbol "HMPR" on the NASDAQ Capital Market. Stock inquiries should be directed to:

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948

MARKET MAKERS

Citadel Derivatives Group LLC
Davenport & Company LLC
Domestic Securities, Inc.
E* Trade Capital Markets LLC
Fig Partners, LLC
Hill Thompson Magid & Co., Inc.
Hudson Securities, Inc.
Knight Equity Markets, L.P.
McKinnon & Company, Inc.
Monroe Securities, Inc.
Morgan, Keegan & Company, Inc.
Ryan, Beck & Co., LLC
Scott & Stringfellow, Inc.
UBS Securities LLC
Wedbush Morgan Securities Inc.

HMPR
NASDAQ
LISTED

WEB SITE ADDRESS
www.bankofhamptonroads.com

END

HAMPTON ROADS BANKSHARES

999 Waterside Drive, Suite 200 • Norfolk, Virginia 23510 • 757.217.1000
www.bankofhamptonroads.com